2014 ANNUAL REPORT

POINTS INTERNATIONAL LTD.

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Table of Contents

We Are Points......3
2014 Highlights......4
A Year of Achievements......6
Message from the Chairman and CEO......8
Management's Discussion and Analysis......9
Consolidated Financial Statements......30
Leadership Team......59
Corporate Information......61

We Are Points.

Points is the global leader in loyalty currency management. Through a state-of-the-art loyalty commerce platform, Points helps make the world’s loyalty programs more valuable and engaging.

Points brings years of industry experience, technological expertise and a one-of-a-kind loyalty commerce platform to the world’s top loyalty brands. Our solutions enhance loyalty consumer o-erings and streamline back-end operations with seamlessly integrated loyalty e-commerce and technology solutions.

Points’ solutions enhance the management and monetization of loyalty currencies, from frequent flyer miles and hotel points to retailer and credit card rewards. In 2014, Points delivered approximately $400 million annually in additional revenue for more than 50 loyalty program partners worldwide.

Buy, Gift & Transfer
Points gives loyalty program members the ability to purchase points/ miles to top up their accounts or to transfer points/miles to friends and family members to increase program engagement. Members who buy and transfer points/miles can instantly recognize the value their loyalty currency, and the increased benefits of their program membership.

Points Business Solutions
With the Points Business Solutions suite of services, businesses of any kind can quickly and easily o-er their customers a way to earn their favourite loyalty currency whenever they shop. Points Business Solutions requires no IT integration by the business, which means on-boarding can take days, not months. Points o-ers this solution by enabling businesses to award loyalty currencies through Points’ existing integrations with participating loyalty programs.

Points.com
Points.com o-ers members of multiple loyalty programs the ability to track and manage their loyalty currencies much like their financial assets. Through the Loyalty Wallet, users are able to use their loyalty currencies to conduct unique redemptions into retail goods or gift certificates, trade their loyalty currencies with other Points. com users, and exchange their loyalty currencies into other participating loyalty programs. To facilitate these transactions, the Corporation has agreements with participating loyalty program operators.

Loyalty Commerce Platform
The Points Loyalty Commerce Platform connects loyalty programs with app developers and third party merchants. With industry-leading security and fraud management, as well as robust audit and reporting capabilities, the Loyalty Commerce Platform simplifies partnerships between loyalty programs and businesses, enabling new loyalty products and services to be brought to market sooner.

PointsHound
PointsHound is a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points/miles for staying in their favourite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site can earn their choice of 20 loyalty currencies by staying at over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. Points was named the 4th largest Canadian software company and the 36th largest Canadian technology company by the 2014 Branham300 list. Points’ culture has also been recognized as one of Canada’s 10 Most Admired Corporate Cultures 2014 by Waterstone.

Established in 2000 as a start-up technology company in Toronto, Points now employs approximately 180 sta- with satellite o˜ces in Dallas, New York, San Francisco and London (UK). Points is a publicly traded company listed as Points International Ltd. on the NASDAQ (PCOM) and the TSX (PTS).

2014 Highlights

2014 was one of the strongest years in Points history, delivering record financial results while expanding the breadth and depth of its Loyalty Commerce Platform.

The Corporation delivered record Revenue, Gross Margin, and Adjusted EBITDA in 2014. Gross revenue increased 26% to $255 million in 2014, while Adjusted EBITDA increased 22% over 2013 levels. Financial growth was primarily driven by new partners and products launched in 2013 and 2014.

Throughout the year, Points continued to execute against its new partner and product pipeline, expanding the breadth and depth of its partner network. During the first half of 2014, the Corporation successfully brought to market new partnerships with the Hilton HHonors program, Spirit Airlines, and the Etihad Guest program.

In December 2014, in conjunction with its acquisition of Crew Marketing International Inc., the Corporation signed the most comprehensive strategic partnership in its history, announcing a long-term relationship with the United Airlines MileagePlus program. In total, the Corporation launched or announced 43 products and added 9 new loyalty program partners to its Loyalty Commerce Platform (“LCP”) during the year, positioning the Corporation for continued revenue and gross margin growth in 2015.

From an investment perspective, the Corporation advanced its LCP in 2014. The LCP is an open transactional platform that enables organizations across the world to connect their applications into Points’ network, providing broad access to the loyalty industry and multi-currency transactional capabilities based on Points’ direct partner integrations.

In the second quarter of 2014, and in conjunction with a new third party, Points successfully launched Aeroplan on the Auction product, seamlessly integrating both parties through the platform. From a new partner perspective, the launch of the Hilton HHonors in-line Buy product in mid-2014, which included expanded functionality of the Corporation’s core retailing products, represented the first high volume consumer product to be running on the new LCP.

In addition, 2014 marked the beginning of meaningful investments against the consumer side of the business. In April 2014, the Corporation acquired Accruity Inc., the San Francisco based start-up operator of the PointsHound loyalty-based hotel booking service (“PointsHound”). Through this acquisition, the Corporation acquired a strong loyalty centric product in the online travel space that enhances its consumer presence and drives incremental revenues for its loyalty program partners. Since the acquisition, the Corporation has expanded the number of loyalty programs participating on PointsHound, and plans to develop the PointsHound model further with its existing partnership base.

Total Revenue (US$)

(MILLIONS)
300
250
200
150
100
50
0
2011
2012
2013
2014

Adjusted EBITDA (US$)

(MILLIONS)
10
8
6
4
2
0
2011
2012
2013
2014

Gross Margin (US$)

(MILLIONS)
50
40
30
20
10
0
2011
2012
2013
2014

Transactions

(MILLIONS)
2.5
2.0
1.5
1.0
0.5
0
2011
2012
2013
2014

Miles Transacted

(MILLIONS)
25,000
20,000
15,000
10,000
5,000
0
2011
2012
2013
2014

In 2014, we launched or announced 43 products and added nine new partners to our Loyalty Commerce Platform.

2014 Annual Report 5

A Year of Achievements

2014 was a year of significant achievements for Points as it made new meaningful and strategic partner relationships.

6    Points International Ltd.

Points works with the world's largest airline, travel, hotel, retail and financial loyalty programs.

2014 Annual Report 7

To Our Shareholders

2014 was one of the strongest years in Points’ history. We delivered record revenues of $255 million, gross margin dollars of $39.7 million, and Adjusted EBITDA of $9.1 million, demonstrating exceptional year-over-year growth. This continued growth trajectory is a strong sign of the size and scale of the opportunity in front of Points.

Our work and leadership position within the loyalty currency industry continues to garner accolades. 2014 marks the third consecutive year in which Points ranks among Canada’s top technology companies, ranking 4th for the largest Canadian software company and 36th for the largest Canadian technology company by the 2014 Branham300 list. We are honored to be recognized by Branham; these awards are truly a testament to our great team of professionals.

With approximately 200 products utilized by over 50 global loyalty partners at year-end, Points’ Loyalty Commerce Platform is certainly among the most recognized and respected worldwide. Importantly, the contribution to our growth has never been more diverse. In 2014, we saw growth across many facets of our business recognizing the impact from new partners, existing partners, and new product launches with both new and existing partners. We are particularly pleased with our demonstrated ability to leverage our many loyalty program relationships imbedded in our Loyalty Commerce Platform to add new product deployments associated with strategic partnerships, such as Collinson Latitude.

Taking into account the new products and partnerships added from our PointsHound and Crew Marketing International, Inc. acquisitions in 2014, we announced or launched 43 products and added 9 new partners to our Platform, including partnerships with Hilton Hotels, Spirit Airlines, and the Etihad Guest program. We are certainly making solid headway against an addressable loyalty market $2.5 -$3.5 billion in size.

Through our PointsHound acquisition this past April, we acquired a great loyalty-centric product in the online travel space that enhances our consumer presence and drives revenue growth for our partners. As a result of the acquisition, we added a team of highly talented individuals to our San Francisco o˜ce who have become significant contributors in reshaping our consumer and loyalty wallet initiatives.

Most notably, in December, we announced the most comprehensive long-term strategic partnership in the history of our Company with United Airlines’ MileagePlus Program. As of January 2015, we completed the conversion of United’s Buy, Gift and Transfer products onto our Loyalty Commerce Platform.

We are also very excited about the advancements that we are making to modernize our products, make them more e˜cient and broaden their user base. Throughout 2015, we will continue to enhance our Loyalty Commerce Platform’s marketing and merchandising capabilities and, as such, will focus our development e-orts on a number of key areas, including responsive design, personalized o-erings and back o˜ce e˜ciencies.

Our strong balance sheet enables us to continue to make these investments in our business while at the same time, return value to our shareholders. In February, our Board of Directors authorized a stock buyback program. As such, in 2015 we will return value to our shareholders by making repurchases of our common stock based on our capital needs, stock price, and general market conditions throughout the year.

Going forward, we will work diligently to execute against our strategic plan, adding more loyalty programs to our platform and developing products and services that are relevant to our current and prospective partners. We anticipate even stronger top-line growth as well as solid bottom-line performance in 2015. Importantly, we remain very confident in our long-term growth opportunities.

We would like to thank all of our partners, our Board members, and our shareholders for your consistent support this past year. 2015 will certainly be a continuation of our success, as we strive to make the world’s loyalty programs even more profitable and engaging.

Rob MacLean	Bernay Box
Chief Executive O˜cer	Chairman of the Board

8    Points International Ltd.

Management’s Discussion and Analysis

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance and financial condition of Points International Ltd. and its subsidiaries (which are also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s audited consolidated financial statements (including the notes thereto) for the years ended December 31, 2014 and 2013. Further information, including the Annual Information Form (“AIF”) and Form 40-F for the year ended December 31, 2014, may be accessed at www.sedar.com or www.sec.gov.

All financial data herein has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of March 5, 2015 and was reviewed by the Audit Committee of the Corporation’s Board of Directors.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only the Corporation’s expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and guidance; the size of the Corporation’s pipeline opportunities; evolving the Corporation’s open platform strategy; improving data and transactional capabilities; expected gross margin dollars and percent; the Corporation’s ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; and the financial obligations with respect to revenue guarantees.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are diffcult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may di-er materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to di-er materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume the Corporation will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with the Corporation’s past experience, that the Corporation will be able to generate new business from its pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with the Corporation’s past experience and the Corporation will be able to contain costs. The Corporation’s ability to convert its pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that the Corporation will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that the Corporation will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important assumptions, factors, risks and uncertainties are included in the press release announcing the Corporation’s fourth quarter and 2014 financial results, and those described in Points’ other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim management’s discussion and analysis, and annual and interim consolidated financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, the Corporation does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-GAAP MEASURES

The Corporation’s financial statements are prepared in accordance with IFRS. Management uses certain non-GAAP measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance. These measures are reviewed regularly by management and the Corporation’s Board in assessing the Corporation’s performance and making decisions about ongoing operations. These measures are also used by investors, as an indicator of the Corporation’s operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income.

2014 Annual Report    9

Management’s Discussion and Analysis

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products help the world’s leading loyalty programs increase loyalty member engagement and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a privately branded and Points’ branded basis. In addition, the Corporation operates the consumer website www.points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs.

Through leading proprietary technology, the Corporation’s e-commerce solutions are utilized by over 50 of the world’s leading loyalty programs, including:

  United Airlines MileagePlus
  Southwest Airlines Rapid Rewards
  British Airways Executive Club
  Virgin Atlantic Flying Club
  AF-KLM Flying Blue
  Starwood Preferred Guest
  Hyatt Gold Passport
  American Airlines AAdvantage
  InterContinental Hotels Group
  Scandinavian Airlines EuroBonus
  Hilton HHonors
  Alaska Airlines Mileage Plan
  Saudi Arabian Airlines Alfursan
  Delta Air Lines SkyMiles
  American Express Membership Rewards
  Lanpass

In 2014, Points delivered approximately $400 million annually in additional revenue for partners whose loyalty program members number over 500 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (TSX: PTS) and on the NASDAQ Capital Market (NASDAQ: PCOM).

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies directly to loyalty program members. The Corporation categorizes its revenue in three ways: principal revenue, other partner revenue and interest income. Principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from partners at wholesale rates and resells them directly to consumers. The Corporation has a substantive level of responsibility with respect to operations, marketing, pricing and commercial transaction support. In addition, the Corporation may assume additional responsibility when assuming a principal role, such as credit and/or inventory risk. Other partner revenue includes transactional revenue that is realized when the Corporation assumes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners and other revenue received from partners which is not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

The Loyalty Market

Year-over-year, loyalty programs continue to generate a significant source of ancillary revenue and cash flows for program operators. According to the Colloquy group, a leading consultant and research firm focused on the loyalty industry, the number of loyalty memberships in the U.S. increased from 2.6 billion in 2012 to 3.3 billion in 2014, representing an increase of 26%. During the same time period, the average U.S. household belonged to 29 loyalty programs as of 2014, versus 22 loyalty programs in 2012 (source: 2015 Colloquy Loyalty Census, February 2015). As the number of loyalty memberships continues to increase, the level of diversification in the loyalty landscape is evolving. While the airline, specialty retail, and financial services industries continue to be dominant industries in the U.S., smaller verticals, including the restaurant and drug store industries are beginning to see larger increases in their membership base. In addition, newer loyalty concepts, such as large e-commerce programs, daily deals, and online travel agencies, are becoming more prevalent in the industry. As a result of this changing landscape, loyalty programs must continue to actively engage their members and provide them with innovative value propositions to continue to drive activity in their programs.

In response to this changing landscape, the Corporation has developed and advanced its loyalty commerce platform, which is an API-driven transactional platform that provides external product developers easy access to the direct integrations with the Corporation’s loyalty program members. The loyalty commerce platform provides a medium to more easily facilitate transactions and provide greater value to a program’s membership base. The Corporation continues to focus on innovation and be highly engaged in a quickly developing loyalty industry.

OPERATING HIGHLIGHTS AND DEVELOPMENTS

2014 was one of the strongest years for the Corporation, and the developments made throughout the year represent the success that the Corporation has had towards its long-term strategic objectives. The Corporation made significant progress towards expanding the depth and breadth of its loyalty commerce platform during the year, launching several new loyalty program partnerships during the year. In addition to this, 2014 represented a significant year for acquisitions for the Corporation, completing the acquisitions of Accruity Inc. (“Accruity”) and Crew

10    Points International Ltd.

Management’s Discussion and Analysis

Marketing International, Inc. (“Crew Marketing”). The developments made in 2014 position the Corporation for a successful 2015, and the Corporation will continue to work towards its long-term objectives, which include developing its relationships with loyalty partnerships, making further progress towards its open platform strategy, and extending its reach into new verticals and international markets.

The Corporation achieved significant year-over-year improvements in key financial and transactional metrics, which was largely a result of adding new partnerships over the last twelve months. Gross revenue increased 26% to $254,989 in 2014, while gross margin remained consistent at 16% compared to the prior year. Transactions across the platform increased 28% on a year over year basis. This performance reflects the additional contribution from new products and partners launched over the last twelve months.

As the Corporation remained focused on its strategic objectives, the year 2014 represented a year of significant investment. The Corporation invested approximately $16,000 in cash for acquisitions, and also increased headcount in specific areas of the business related to research and development, marketing and data analytics. Although the Corporation increased its investment levels in 2014, it was able to record the highest Adjusted EBITDA in its history, with 2014 Adjusted EBTIDA of $9,055, a 22% increase over 2013. Accordingly, the Corporation also was able to generate its highest net income, with 2014 net income of $4,684, a 30% increase over the prior year.

Key developments made throughout the course of 2014 are outlined below:

1.     Acquisitions

In December 2014, the Corporation successfully completed the acquisition of substantially all of the assets of Crew Marketing. Crew Marketing provided technological and commercial solutions for the United Airlines MileagePlus loyalty program, and as a result of the acquisition, the Corporation now owns the applications and will be the provider of loyalty commerce solutions to United Airlines. In conjunction with the acquisition, the Corporations entered into a new long-term agreement with United Airlines MileagePlus to power its Buy, Gift, Transfer (“BGT”) and Reinstate Miles products, as well as several other ancillary products available to MileagePlus members through applications previously managed by Crew Marketing. This acquisition, along with the long-term agreement, represents the start of a multi-year partnership with one of the largest loyalty programs in the world.

In April 2014, the Corporation extended its reach in the hospitality industry, and acquired Accruity, the San Francisco based start-up operator of the PointsHound loyalty-based hotel booking service (“PointsHound”). Since acquiring Accruity, the Corporation has been able to bring new o-ers to members booking on the PointsHound website, and expects that it will continue to make significant enhancements throughout the course of 2015.

2.     Partner Updates

The Corporation continued to execute against its new partner and product pipeline in 2014. Including the new partnerships and products added from the Crew Marketing and Accruity acquisitions, the Corporation announced or launched 43 products and added 9 new partners to the loyalty commerce platform during the year.

In December 2014, in conjunction with the Crew Marketing acquisition, the Corporation announced the largest strategic partnership in its history. The Corporation announced a long-term relationship with the United Airlines MileagePlus program to provide loyalty commerce solutions that will power the Buy, Gift, Transfer and Reinstate products of this loyalty program. This relationship is expected to drive significant revenue and gross margin dollars in future periods, and has allowed the Corporation to further develop its presence in the US airline industry with one of the largest loyalty programs in the world.

In 2014, the Corporation also successfully launched the Buy, Gift and Transfer products to members of the Hilton HHonours Worldwide LLC program. This launch was particularly important as it included the launch of the Corporation’s first in-line Buy product in the hospitality vertical. This new in-line Buy capability allows Hilton HHonors Members the ability to purchase loyalty currency while they are in the hotel room booking flow. With over 3,900 locations in 91 countries, the Corporation has generated significant revenues from this principal partnership, and expects that this partnership will be a large revenue and gross margin contributor in future years.

In addition to launching new loyalty partnerships in 2014, the Corporation also completed a new strategic partnership with Collinson Latitude, an innovative global loyalty company with o˜ces in London, New York, Dubai, and Singapore. Since 2013, Points’ and Collinson Latitude have operated six loyalty program earn malls throughout Europe and North America. Points’ core Buy, Gift and Transfer products, and Collinson Latitude’s RewardAll and iRedeem products, have been in strong demand with the Corporation’s loyalty partners. This new partnership will enable Points and Collinson Latitude to aggressively leverage each other’s business development resources and product expertise to more broadly distribute these products into the loyalty industry even further.

The success against new business opportunities in 2014 will set up the Corporation for continued revenue and gross margin growth in 2015. Nevertheless, the Corporation does expect a change in the mix of partner and product revenue in

2014 Annual Report    11

Management’s Discussion and Analysis

2015. The previously announced consolidation of the American Airlines AAdvantage and US Airways Dividend Miles programs has resulted in changing elements with these partnerships in 2015. The American Airlines AAdvantage program will be transitioning the Buy, Gift and Transfer products to in-house solutions as the US Airways Dividend Miles program is merged with the AAdvantage program through the first half of 2015. E-ective January 1, 2015, the Corporation will be recognizing Buy, Gift and Transfer revenue from both of these partners as other partner revenue, resulting in lower total revenue and total gross margin from these partnerships going forward. The Corporation expects to maintain an ongoing relationship with the combined American Airlines and US Airways organizations and will continue to manage the wholesale activities associated with its Connect and Select platforms, as well as operate certain redemption programs for American Airlines under ongoing commercial arrangements.

3.     Loyalty Commerce Platform (“LCP”)

The Corporation made significant progress against its open platform strategy in 2014. The launch of the Hilton HHonors in-line Buy product is the first high volume consumer product to be running on the new LCP. The platform has been developed to enable organizations across the globe to integrate their applications into the Corporation’s technological infrastructure. This platform o-ers a consistent interface for developers that is self-serve capable, providing broad access to loyalty transaction capabilities based on the Corporation’s direct integrations with its loyalty program partners. The Corporation plans to continue development activities on the loyalty commerce platform in 2015, with a focus on responsive design, personalized o-ers, and mid and back o˜ce e˜ciencies.

The LCP represents a significant technology development endeavour for the Corporation as it involves building a base LCP infrastructure that contains all of the necessary and common services that various loyalty products would utilize. Product applications would sync with the LCP infrastructure and operate using similar services housed in the LCP including payment, member validation, price setting and fraud mitigation. This innovative infrastructure would allow third parties to integrate more easily as the common services sit in the platform and not in the products themselves. As a result, future development e-orts on new products and features are expected to be shorter in duration and cheaper in cost.

Commercial progress on the LCP in 2014 included completing the Hilton HHonors in-line Buy capability as previously discussed. In 2015, the Corporation will continue to build its traditional Buy, Gift and Transfer products, with enhanced marketing and data capabilities that will reside in the LCP. As such, the expectation is that the majority of the Corporation’s partner volume from these products will be performed on this new infrastructure by the end of 2015 or early 2016.

In addition to enhancing the LCP, the Corporation marked the beginning of meaningful investments against the consumer side of the business. Through the acquistion of PointsHound, the Corporation added a strong loyalty centric product in the online travel space that enhances its consumer presence and drives additional revenues for its partners. Furthermore, the Corporation added a team of highly talented technology and product professionals to its new San Francisco o˜ce, who are significant contributors to reshaping the Corporation’s consumer strategy.

Development areas in 2015 will be focused on enhanced mobile interface and distribution capabilities which will enable the Corporation to distribute its multi-currency transactional capabilities through additional channels. One such example of this distributable functionality is the Corporation’s loyalty wallet initiative, which is being developed to complement the rapidly growing digital wallet space, as well other verticals that have a strong interest in loyalty.

2014 KEY FINANCIAL MEASURES

Highlights of operating results for year ended December 31, 2014 include:

•	Record revenues of $254,989, an increase of $52,619 or 26% over the prior year;

•	Gross margin of $39,656, an increase of $6,552 or 20% over the prior year (please refer to ‘Revenue, Direct Costs and Gross Margin’ on page 13 for definition and explanation);

•	Net income of $4,684, an increase of $1,078, or 30% over the prior year;

•

Earnings before interest, taxes, depreciation, amortization and foreign exchange (“Adjusted EBITDA”) of $9,055, higher by $1,621 or 22% from the prior year (please refer to ‘Adjusted EBITDA’ on page 15 for definition and explanation); and

•	As at December 31, 2014, the Corporation had cash and cash equivalents of $36,868 and no debt.

12    Points International Ltd.

Management’s Discussion and Analysis

SELECTED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

(In thousands of US dollars,
except share and per share amounts)
	2014	2013	2012
Revenue	$254,989	$202,370	$139,509
Gross margin[1]	39,656	33,104	28,560
Ongoing operating costs	30,601	25,670	22,229
Adjusted EBITDA[2]	9,055	7,434	6,331
Operating income[3]	6,767	4,272	3,493
Net income	$4,684	$3,606	$8,262
Earnings per share
Basic	$0.30	$0.24	$0.55
Diluted	$0.30	$0.23	$0.54
Weighted average shares
outstanding
Basic	15,402,258	15,241,989	15,137,930
Diluted	15,627,059	15,531,144	15,306,791
Total assets	$85,061	$95,012	$78,744
Total liabilities	$43,844	$62,465	$50,917
Shareholders’ equity	$41,217	$32,547	$27,827

1	Gross margin is a non-GAAP financial measure. Refer to page 13 for definition and explanation.
2	Adjusted EBITDA is a non-GAAP financial measure. Refer to page 15 for definition and explanation.
3

Operating income is an additional GAAP measure presented in the financial statements, and is defined as Net income before Interest and other income and Income tax expense. Management presents this additional GAAP measure to provide comparability of the Corporation’s operating income before the impact of interest and taxes.

RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenue less direct cost of principal revenue, is a non-GAAP financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. Gross margin is viewed by management to be an integral measure of financial performance as it represents an internal measure of ongoing growth and the amount of revenues retained by the Corporation that are available to fund ongoing operating expenses, including incremental spending that is in line with the long term investment strategy of the Corporation. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships (with higher partner engagement) that are expected to lead to sustained profitability for the Corporation. In general, the Corporation seeks to maximize the gross margin generated from each loyalty partner relationship. For this reason, these new deals and products are expected to be accretive to overall profitability.

Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase and resale of such currency, and credit card processing fees.

(In thousands of US dollars)
	2014	2013	Variance
Principal revenue	$244,686	$193,880	$50,806
Other partner revenue	10,211	8,431	1,780
Interest revenue	92	59	33
Total Revenue	$254,989	$202,370	$52,619
Direct cost of principal revenue	215,333	169,266	46,067
Gross margin[1]	$39,656	$33,104	$6,552
Gross margin %[2]	16%	16%	–

1	Gross margin is a non-GAAP financial measure and is defined as Total revenue less Direct cost of principal revenue.
2	Gross margin % is a non-GAAP financial measure and is defined as Gross margin as a percentage of Total revenue.

The Corporation generated record revenue of $254,989 for the year ended December 31, 2014, an increase of $52,619 or 26% over 2013. The increase in revenues over the prior year is primarily attributable to the launch of new partnerships and products throughout the course of 2013 and 2014.

Principal revenue for 2014 was $244,686, an increase of $50,806 or 26% over 2013. Throughout the course of 2013 and 2014, the Corporation successfully launched new partnerships and new products with a number of key loyalty programs. The revenues attributable to the launch of new products and partners were a key driver to the increase in principal revenue year-over-year, accounting for approximately 98% of the increase. The more significant revenue generating partnerships launched during this period were the Buy, Gift and Transfer programs with Southwest Airlines’ Rapid Rewards members in 2013 and the Buy, Gift and Transfer programs for Hilton

2014 Annual Report    13

Management’s Discussion and Analysis

HHonors members in the second half of 2014. Growth in the Corporation’s organic business in 2014 was relatively flat, as the impact of loyalty program consolidation led to lower levels of promotional activity with certain principal partners, adversely impacting fourth quarter revenues and overall transactional activity. Changes in the Corporation’s principal revenues are driven by many factors that include the timing of promotions that are sent by the Corporation to the loyalty programs’ membership base, growth in a partner’s membership base, and the e-ectiveness of other marketing campaigns and channels, including retail price changes of loyalty currencies initiated by the Corporation to generate incremental revenues.

Other partner revenue for 2014 was $10,211, higher by $1,780, or 21%, from 2013. The year-over-year increase was largely due to increased activity with existing partnerships as well as an increase in revenues from new partnerships.

Gross margin for 2014 was $39,656, an increase of $6,552, or 20%, from the prior year. The increase in gross margin dollars was primarily attributable to the larger principal partnerships launched by the Corporation in 2013 and 2014, as well as organic growth from the Corporations existing partnership base. Gross margin percentage remained at 16% in 2014 compared to 2013, and is impacted by the relative mix of revenues generated from principal partnerships and other partner revenues.

ONGOING OPERATING COSTS

(In thousands of US dollars)
	2014	2013	Variance
Employment costs	$22,529	$18,934	$3,595
Marketing and communications	1,379	1,066	313
Technology services	1,083	1,013	70
Operating expenses	5,610	4,657	953
Total ongoing operating costs	$30,601	$25,670	$4,931

Ongoing operating costs are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology services costs and operating expenses. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, management enters into foreign exchange forward contracts extending out to as much as one year to fix the functional currency cost of predictable Canadian dollar expenditures. Ongoing operating costs for 2014 were $30,601, an increase of $4,931, or 19% , from 2013.

The increase in ongoing operating costs over the prior year was primarily attributable to the continuation of the Corporation’s investment strategy that began in 2013. Throughout the course of 2014, the Corporation increased headcount to support longer term growth initiatives, such as advancing the Corporation’s open platform strategy and evolving its consumer strategy. As the Corporation continues to engage in conversations with new and existing loyalty programs, it will respond to the changing trends in the loyalty industry, and ensure that it adjusts its strategy appropriately to provide growing value to a diverse loyalty membership base.

Employment Costs

Employment costs, including salaries and bonuses, employee share based compensation expenses, contract labour charges, recruiting, benefits and other related taxes, are predominantly incurred in Canadian dollars. Employment costs of $22,529 in 2014 increased $3,595, or 19%, from 2013.

The increase in employment costs over the prior year period was primarily attributable to an increase in average full time equivalents (“FTEs”) during the year, which increased from 135 in 2013 to 167 in 2014. The Corporation ended 2014 with 177 sta-, up from 151 as at December 31, 2013. Increases to headcount were made throughout 2014 and were primarily in the areas of research and development, marketing and data analytics, and also included additional resources from the acquisition of Accruity. In 2015, the Corporation expects employment costs to increase by approximately 10%, as it absorbs the full year impact of the additional resources added in 2014, as well modest additions to product and technical roles that will be largely focused on the Corporation’s consumer facing products.

Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations costs, and other online marketing and promotional activities. Marketing and communications costs for 2014 were $1,379, increasing $313 or 29% from 2013. The increase from the prior year period was due to various partner engagement activities held throughout the course of 2014, including the Corporation hosting a loyalty partner conference, higher marketing research costs and also higher advertising costs. The Corporation expects that the marketing and communications spend will increase marginally in 2015.

14    Points International Ltd.

Management’s Discussion and Analysis

Technology Services

Technology services include online hosting and managed services, equipment rental and software license fees. Technology service costs for 2014 were $1,083, increasing $70 or 7% from 2013. The increase from the prior year period was primarily attributable to the timing of IT system maintenance activities as well as additional software license costs. The Corporation anticipates modest growth in this line item in 2015, as it will incur incremental costs related to the acquisition of Crew Marketing technology assets, as well increased software license fees.

Operating Expenses

Operating expenses include o˜ce overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for 2014 were $5,610, an increase of $953, or 20% from 2013. The increase from the prior year period was mainly attributable to higher professional services costs incurred and related to the acquisition of Crew Marketing in December 2014, and the acquisition of Accruity in April 2014. The Corporation also had higher travel costs compared to the prior year as it continued to focus business development e-orts in international markets. Operating costs are not expected to increase materially in 2015.

ADJUSTED EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, AND FOREIGN EXCHANGE (“ADJUSTED EBITDA”)

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax expense, interest and other income, depreciation and amortization, and foreign exchange. Management excludes these items because they a-ect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance.

Management believes that Adjusted EBITDA is an important indicator of the Corporation’s ability to generate liquidity through operating cash flow to fund future working capital needs and fund future capital expenditures and uses the metric for this purpose. Adjusted EBITDA is also used by investors and analysts for the purpose of valuing an issuer. The presentation of Adjusted EBITDA is to provide additional useful information to investors and analysts and the measure does not have any standardized meaning under IFRS. Adjusted EBITDA should therefore not be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate Adjusted EBITDA di-erently.

Reconciliation of Net Income to Adjusted EBITDA

(In thousands of US dollars)
	2014	2013	Variance
Net income	$4,684	$3,606	$1,078
Interest and other income	(5)	–	(5)
Income tax expense	2,088	666	1,422
Depreciation and amortization	2,150	3,285	(1,135)
Foreign exchange loss (gain)	138	(123)	261
Adjusted EBITDA[1]	$9,055	$7,434	$1,621
Gross Margin[2]	$39,656	$33,104	$6,552
Adjusted EBITDA[1] as a % of Gross Margin[2]	23%	22%	1%

1	Adjusted EBITDA is a non-GAAP financial measure. See above for definition and explanation.

2	Gross margin is a non-GAAP financial measure and is defined as Total revenue less Direct cost of principal revenue. Refer to page 13 for definition and explanation.

For the year ended December 31, 2014, the Corporation’s Adjusted EBITDA was $9,055, an increase of $1,621 or 22% from 2013. The increase in Adjusted EBITDA was largely the result of principal partnerships launched during 2013 and 2014. This increase was partially o-set by higher ongoing operating expenses during the year, as the Corporation increased resourcing in a number of key areas and incurred incremental expenses related to the acquisitions of Crew Marketing and Accruity in 2014.

Additionally, in line with management’s view that gross margin is an integral measure of financial performance, Adjusted EBITDA as a percentage of gross margin is viewed by Management as a key internal measure of operating e˜ciency. This measure demonstrates the Corporation’s ability to generate profitability after it has funded ongoing operating costs and made investments in key strategic areas.

For the year ended December 31, 2014, Adjusted EBITDA as a percentage of gross margin was 23%, slightly higher than 22% in the prior year period. The increase was largely attributed to higher gross margin dollars earned in 2014, partially o-set by increased employment expenses in 2014 that was focused on longer term growth initiatives.

2014 Annual Report    15

Management’s Discussion and Analysis

DEPRECIATION, AMORTIZATION, INCOME TAX, INTEREST AND OTHER EXPENSES

(In thousands of US dollars)
	2014	2013	Variance
Depreciation and amortization	$2,150	$3,285	$(1,135)
Foreign exchange loss (gain)	138	(123)	261
Interest and other income	(5)	–	(5)
Income tax expense	2,088	666	1,422
Total	$4,371	$3,828	$543

Foreign Exchange (“FX”) Gain / Loss

US / Canadian FX Rates	2014	2013	2012
Period Start	0.9351	1.0080	0.9807
Period End	0.8599	0.9351	1.0034
Period Average	0.9059	0.9716	1.0006

US / EURO FX Rates	2014	2013	2012
Period Start	1.3768	1.2967	1.2950
Period End	1.2155	1.3768	1.3218
Period Average	1.3292	1.3283	1.2863

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet, revenues, and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities) that give rise to exposure to foreign exchange risk. At period end, non-US dollar monetary balance sheet accounts are translated in accordance with the period-end FX rate. To the extent that the foreign denominated assets and liabilities are not equal, the net e-ect after translating the balance sheet accounts is recorded in the consolidated statement of comprehensive income for the period. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The majority of the Corporation’s revenues in 2014 were transacted in US dollars, EUROs and British Pounds. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to as much as one year to reduce the foreign exchange risk with respect to the Canadian dollar and EURO. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the e-ective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure a-ects income. Any ine-ective portion of the derivative’s gain or loss is recognized in current income. For the year ended December 31, 2014, the Corporation reclassified a loss of $564, net of tax, from other comprehensive loss into net income. The cash flow hedges were e-ective for accounting purposes at December 31, 2014. Realized losses from the Corporation’s hedging activities, in 2014, were driven by the appreciation of the U.S. dollar.

For the year ended December 31, 2014, the Corporation recorded a foreign exchange loss of $138 compared with a foreign exchange gain of $123 in 2013, primarily driven by an appreciation of the US dollar resulting in realized FX losses.

Depreciation and Amortization Expense

Depreciation and amortization expense in 2014 decreased $1,135, or 35%, from 2013. The decrease in expense from the prior year is due to certain assets being fully amortized during 2014. Amortization expense is expected to increase to approximately $4,000 in 2015, which would reflect amortization on assets acquired through the acquisitions made in 2014 as well as amortization of LCP related products that will be introduced through 2015.

Income Tax Expense/Recovery

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. In the second quarter of 2014, a deferred tax liability, of $50, associated with the intangible assets acquired in the Accruity acquisition, was recognized as at the acquisition date. In the fourth quarter of 2014, a deferred tax liability, of $563, associated with the intangible assets acquired in the Crew Marketing acquisition was recognized as at the acquisition date. The Corporation recorded an income tax expense of $2,088 in 2014 compared to an income tax expense of $666 in 2013. This expense largely relates to the reduction of the deferred tax asset, as the Corporation generated higher taxable income in 2014 compared to 2013.

16    Points International Ltd.

Management’s Discussion and Analysis

NET INCOME AND EARNINGS PER SHARE

(In thousands of US dollars, except per share amounts)

	2014	2013	Variance
Net Income	$4,684	$3,606	$1,078
Earnings per share
Basic	$0.30	$0.24	$0.06
Diluted	$0.30	$0.23	$0.07

The Corporation reported net income of $4,684 for the year ended December 31, 2014 compared with net income of $ 3,606 for the year ended December 31, 2013. The increase from the prior period was primarily a result of higher gross margin dollars earned from principal partnerships launched in 2013 and 2014. The higher margin dollars were partially o-set by higher employment costs resulting from more FTE’s compared to the prior period, and increased operating costs that primarily resulted from costs associated with the acquisitions of Crew Marketing and Accruity.

The Corporation’s basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,402,258 common shares for the year ended December 31, 2014, compared with 15,241,989 common shares for the year ended December 31, 2013. The Corporation reported basic earnings per share of $0.30 and diluted earnings per share of $0.30 for the year ended December 31, 2014 compared with basic earnings per share of $0.24 and diluted earnings per share of $0.23 for the year ended December 31, 2013.

BALANCE SHEET VARIANCES

Consolidated Balance Sheet Data as at
(In thousands of US dollars)
	December 31,	December 31,
	2014	2013
Cash and cash equivalents	$36,868	$64,188
Restricted cash	1,573	1,602
Funds receivable from payment processors	6,691	9,071
Accounts receivable	2,305	1,401
Prepaid expenses and other assets	1,134	2,210
Total current assets	$48,571	$78,472
Property and equipment	1,856	2,092
Intangible assets	18,320	1,855
Goodwill	7,130	2,580
Deferred tax assets	3,492	5,966
Long-term investment	5,000	3,500
Other assets	692	547
Total non-current assets	$36,490	$16,540

Accounts payable and accrued liabilities	$6,260	$4,783
Payable to loyalty program partners	36,030	56,111
Current portion of other liabilities	1,285	1,134
Total current liabilities	$43,575	$62,028
Total non-current liabilities	$269	$437
Total shareholders’ equity	$41,217	$32,547

Cash and cash equivalents

The Corporation’s cash and cash equivalent balance fluctuates to a large degree with movements in its principal revenue volume. As the processor of record in these transactions, the timing of activity around a reporting period will a-ect this line item as well as the ‘Payable to loyalty program partners’ line item in the consolidated financial statements. In the fourth quarter of 2014, with the commencement of the consolidation activity between the American Airlines AAdvantage and US Airways Dividend Miles programs, there was a significant reduction in processing and transactional activity for the period. On a year over year basis, this line item decreased $27,320 for the following reasons: 1) the acquisition of substantially all of the assets of Crew Marketing in December 2014 with cash consideration of $14,500; 2) the acquisition of Accruity in April 2014 with cash consideration of $1,511; 3) the final tranche investment in China Rewards in the amount of $1,500 in May 2014; and 4) the remaining change is primarily attributable to the reduction in overall

2014 Annual Report    17

Management’s Discussion and Analysis

transactional activity from the merger of the American Airlines AAdvantage and US Airways Dividend Miles programs. Looking ahead, with the addition of United Airlines MileagePlus as a principal partner at the end of 2014, the expectation would be that the Corporation will see Cash and cash equivalents grow back to historic levels in 2015.

Funds receivable from payment processors

The Corporation’s funds receivable from payment processors balance decreased $2,380, which is attributable to the level of transactional activity processed with loyalty partners and the timing of promotional activities held throughout the course of the year. In general, the Corporation will experience a higher balance when promotions are timed towards the end of the fiscal period, and when the receivable balances have not been settled in cash by payment processors, however decreased transactional activity compared to prior periods can cause this balance to fluctuate year-over-year.

Intangible assets

The Corporation’s intangible assets balance increased $16,465 , and was primarily driven by the intangible assets acquired in connection with the acquisition of Crew Marketing which amounted to $15,000, and intangible assets acquired related to the acquisition of Accruity which amounted to $731. The Corporation also continued to capitalize software development costs primarily related to its open platform strategy in 2014.

Goodwill

The Corporation’s goodwill balance increased $4,550, and this was related to goodwill that arose on the acquisition of Crew Marketing in the amount of $3,101 and Accruity in the amount of $1,449.

Deferred tax asset

The Corporation’s deferred tax asset balance decreased $2,474, which was primarily attributable to the Corporation generating taxable income in 2014.

Long-term investment

The Corporation’s long-term investment balance increased $1,500 and this was related to the Corporation’s final tranche payment to China Rewards during the period. The Corporation has fully funded its investment commitment in China Rewards, and no further payments are required.

Payable to loyalty program partners

The Corporation’s balance payable to loyalty program partners decreased $20,081, which is attributable to the level of transactional activity with loyalty program members, and the timing of payments made to loyalty partners. The Corporation may have up to approximately sixty days to pay loyalty partners based on its settlement cycle with loyalty partners.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at
(In thousands of US dollars)
	December 31,	December 31,
	2014	2013
Cash and cash equivalents	$36,868	$64,188
Restricted cash	1,573	1,602
Funds receivable from payment processors	6,691	9,071
Total funds available	45,132	74,861
Payable to loyalty program partners	36,030	56,111
NET OPERATING CASH[1]	$9,102	$18,750
Total current assets	$48,571	$78,472
Total current liabilities	43,575	62,028
WORKING CAPITAL	$4,996	$16,444

1

Management defines “Net Operating Cash” as ‘Total Funds Available’ (Cash and cash equivalents, Restricted cash, and Funds receivable from payment processors) less amounts Payable to loyalty program partners. Management believes that this non-GAAP financial measure provides a useful measure of the Corporation’s liquidity. Other companies may include other items in their definition of ‘Net Operating Cash’. Therefore it is unlikely to be comparable to similar measures presented by other companies.

The Corporation’s financial strength is reflected in its balance sheet. As at December 31, 2014, the Corporation continues to remain debt-free with $9,102 of net operating cash (December 31, 2013 – $18,750). Net operating cash decreased $9,648 from December 31, 2013, and this was primarily attributed to the acquisition of Crew Marketing in December 2014 that included cash consideration of $14,500, the acquisition of Accruity in April 2014 with cash consideration of $1,511, the addition to intangible assets and acquisition of capital assets made throughout the year o-set by Adjusted EBITDA of $9,055 . The acquisitions made in 2014 were funded through cash available for use by the Corporation. Although the Corporation remains financially stable and has the ability to fund future ongoing operating expenses

18    Points International Ltd.

Management’s Discussion and Analysis

without the need for debt, the Corporation may in the future require additional capital to achieve its short term and long term business objectives. Accordingly, the Corporation may, from time to time, seek and evaluate various forms of financing (including borrowing) to address funding requirements.

The Corporation’s working capital (defined as current assets minus current liabilities) was $4,996 at December 31, 2014 compared to working capital of $16,444 as at December 31, 2013. Working capital decreased primarily due to acquisitions made in 2014 o-set by Adjusted EBITDA generated during the year. Management believes the Corporation is able to generate su˜cient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases.

Sources and Uses of Cash

(In thousands of US dollars)
	2014	2013	Variance
Operating activities	$(7,619)	$23,290	$(30,909)
Investing activities	(20,159)	(4,095)	(16,064)
Financing activities	(614)	141	(755)
E-ects of exchange rates	1,072	(256)	1,328
Change in cash and cash equivalents	$(27,320)	$19,080	$(46,400)

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services o-ered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate depending on the timing of promotional activity and partner payments. In 2014, the Corporation experienced a decrease in cash inflows primarily due to the timing of payments to loyalty partners and receipts of funds from payment processors, which was partially o-set by incremental Adjusted EBITDA earned during the period.

Investing Activities

The year 2014 represented a significant year for the Corporation with respect to investment activities. During 2014, the Corporation acquired substantially all of the assets of Crew Marketing with cash consideration of $14,500, and also acquired Accruity with cash consideration of $1,511. The acquisition of Crew Marketing will allow the Corporation to leverage Crew Marketing’s technological and commercial applications to power the loyalty commerce solutions for the United Airlines’ MileagePlus program. The acquisition of Accruity represented an opportunity for the Corporation to not only enhance its consumer loyalty o-ering with the PointsHound product, but to allow a team of technology and product professionals to focus on improving and evolving the Corporation’s proprietary consumer o-erings. In addition to this, the Corporation completed its final tranche payment in China Rewards in the second quarter of 2014 in the amount of $1,500, and has no further tranche payments required as all agreed upon milestones triggering investment in China Rewards have been met. Lastly, throughout 2014, the Corporation continued to invest in the development of its open platform strategy and new product functionality, as well as routine fixed assets used in the normal course of business. In 2015, the Corporation will focus development e-orts on enhancing the marketing and merchandising capabilities of its core retailing products, evolving the loyalty commerce platform, as well as increasing development e-orts against it’s consumer products.

Financing Activities

Cash flows provided by financing activities for the year ended December 31, 2014, related to the issuance of capital stock from the exercise of employee stock options and purchases of the Corporation’s own common shares from the open market to fund the employee share unit plan. The change in cash flows from financing activities is largely driven by the timing of stock option exercise, and head-count additions and departures which will impact the number of shares purchased from the open market.

Contractual Obligations and Commitments

	Total	Year 1	(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$1,719	$719		$660	$330	$10	$–
Principal revenue(2)	640,405	166,422		138,968	121,215	101,800	112,000
	$642,124	$167,141		$139,628	$121,545	$101,810	$112,000

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)

The Corporation guarantees a minimum level purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and Loyalty Partner. Management evaluates each guarantee at the end of each contract year, to determine if the guarantee was met for that respective contract year.

(3)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

2014 Annual Report    19

Management’s Discussion and Analysis

Operating lease and principal revenue obligations will continue to be funded through working capital. The Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event that the sale of miles/points are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation has recorded approximately $147 on the consolidated balance sheet representing mileage inventory as part of prepaid and other assets and related to two revenue guarantees that were not met in 2014.

Transactions with Related Parties

The Corporation has entered into an agreement with Ariad Custom Publishing Limited whose President is a member of the Corporation’s Board of Directors. This agreement relates to digital marketing software provided to the Corporation, and is an immaterial portion of the Corporation’s marketing and communications expenses. The total amount paid during the year ended December 31, 2014 was $137. The Corporation records these transactions at the amount agreed to by the related parties. These transactions are reviewed by the Audit Committee of the Corporation’s Board of Directors.

Subsequent Events

On February 4, 2015, the Board of Directors of the Corporation approved a repurchase of the Corporation’s common shares. Points has been informed that the Toronto Stock Exchange (“TSX”) has accepted the Corporation’s notice of intention to make a normal course issuer bid to repurchase up to 782,504 of its common shares (the “Repurchase”), representing approximately 5% of its 15,650,085 common shares issued and outstanding as of March 5, 2015.

The primary purpose of the Repurchase is purchases for cancellation. Repurchases will be made from time-to-time at the Corporation’s discretion, based on ongoing assessments of Points’ capital needs, the market price of its common shares, general market conditions and other factors. Repurchases may be e-ected through the facilities of the TSX, the NASDAQ Capital Market (“NASDAQ”) or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by management considering market conditions, stock prices, its cash position, and other factors.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 178,146 shares.

Securities with Near-Term Expiry Dates

Outstanding Amounts as at March 5, 2015 (figures in CAD$)

Security Type	Date of Expiry	Number	Strike Price
Options	March 19, 2015	31,271	5.00
Options	March 22, 2015	72,893	4.60
Options	March 22, 2015	16,500	11.04
Options	May 21, 2015	3,854	5.30
Options	November 12, 2015	1,250	7.80
Options	February 16, 2016	52,378	11.04
Total		178,146

OUTSTANDING SHARE DATA

As of March 5, 2015, the Corporation has 15,650,085 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 546,039 common shares. The options have exercise prices ranging from $4.60 to $30.84 with a weighted average exercise price of $9.88. The expiration dates of the options range from February 11, 2015 to September 29, 2019.

The following table lists the common shares issued and outstanding as at March 5, 2015 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	15,650,085
Convertible Securities: Share options	546,039	CAD$ 8,387,416
Common Shares Issued & Potentially Issuable	16,196,124	CAD$ 8,387,416
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)	457,998

(1)	The number of options available to grant is calculated as the total share option pool less the number of share options exercised and the number of outstanding share options.

20    Points International Ltd.

Management’s Discussion and Analysis

FOURTH QUARTER RESULTS

	For the three months ended
(In thousands of US dollars,
except per share amounts)	Dec. 31,	Sept. 30,	Dec. 31,
	2014	2014	2013
Revenue	$64,841	$61,446	$69,087
Gross margin[1]	10,394	10,187	10,302
Ongoing operating expenses	7,708	7,584	6,899
Adjusted EBITDA[2]	2,686	2,603	3,403
Operating income[3]	2,051	2,032	2,765
Net income	$1,468	$1,553	$2,291
Earnings per share
Basic	$0.10	$0.10	$0.15
Diluted	$0.09	$0.10	$0.15
Total assets	$85,061	$87,818	$95,012
Shareholders’ equity	$41,217	$36,587	$32,547

1	Gross margin is a non-GAAP financial measure and is defined as Total revenue less Direct cost of principal revenue. Refer to page 13 for definition and explanation.
2	Adjusted EBITDA is a non-GAAP financial measure. Refer to page 15 for definition and explanation.
3

Operating income (loss) is an additional IFRS measure presented in the financial statements, and is defined as Net income before Interest and other income and Income tax expense. Management presents this additional IFRS measure to provide comparability of the Corporation’s operating income before the impact of interest and taxes.

REVENUE, DIRECT COSTS AND GROSS MARGIN

The Corporation recorded revenues of $64,841 during the fourth quarter of 2014. This represents an increase of $3,395 or 6% over the third quarter of 2014, and a $4,246 or 6% decrease from the prior year fourth quarter. Gross margin dollars increased $207 or 2% over the third quarter of 2014, and $92 or 1% from the prior year quarter. Gross margin dollars will typically increase or decrease in line with the change in revenues, however, gross margin is impacted by the relative mix of partner and product revenues earned and the gross margin associated with each transaction. Revenues and gross margin in the fourth quarter of 2014 were adversely impacted by the impact of industry consolidation, resulting in less promotional activity compared to prior year periods.

ONGOING OPERATING COSTS

	For the three months ended
(In thousands of US dollars)
	Dec. 31,	Sept. 30,	Dec. 31,
	2014	2014	2013
Employment costs	$5,289	$5,584	$5,201
Marketing and communications	330	523	223
Technology services	276	308	241
Operating expenses	1,813	1,169	1,234
Total	$7,708	$7,584	$6,899

Ongoing operating costs increased $124, or 2%, over the third quarter of 2014 and increased $809, or 12%, over the fourth quarter of 2013. The increase over the third quarter of 2014 and the fourth quarter of 2013 was primarily due to non recurring costs related to the acquisition of Crew Marketing in the fourth quarter of 2014.

DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

	For the three months ended
(In thousands of US dollars)
	Dec. 31,	Sept. 30,	Dec. 31,
	2014	2014	2013
Depreciation and amortization	$581	$481	$715
Foreign exchange (gain) loss	54	90	(77)
Income tax expense	583	479	474
Total	$1,218	$1,050	$1,112

Depreciation and amortization expenses were slightly higher than the third quarter of 2014 and lower than 2013 due to the timing of addition of depreciable assets and when these assets were fully amortized.

Foreign exchange (gains) losses are a result of transactions in currencies other than the Corporation’s functional currency, the US dollar. At period end, non-US dollar monetary balance sheet accounts are translated in accordance with the period-end FX rate. An appreciation of the US dollar will result in foreign exchange losses in non-USD monetary balances, and a depreciation of the US dollar will result in foreign exchange gains in non-USD monetary balances.

2014 Annual Report    21

Management’s Discussion and Analysis

Income tax expense increased from prior periods, and this was primarily driven by increased taxable income generated by the Corporation in each period.

ADJUSTED EBITDA

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended
(In thousands of US dollars)
	Dec. 31,	Sept. 30,	Dec. 31,
	2014	2014	2013
Net income	$1,468	$1,553	$2,291
Income tax expense	583	479	474
Depreciation and amortization	581	481	715
Foreign exchange loss (gain)	54	90	(77)
Adjusted EBITDA	$2,686	$2,603	$3,403

Adjusted EBITDA of $2,686 increased $83, or 3%, from the third quarter of 2014 and decreased $ 717, or 21%, from the fourth quarter of 2013. The increase from the third quarter of 2014 was driven by the success of customer analytics that allowed for e-ective marketing campaigns that resulted in incremental revenues and gross margin dollars. The decrease from the prior year fourth quarter was primarily a result of increased costs associated with the acquisition of Crew Marketing as well as higher marketing and communication expenses.

SUMMARY OF QUARTERLY RESULTS

(in thousands of US dollars, except per share amounts)

			Basic	Diluted
Three month	Total	Net income	earnings (loss)	earnings (loss)
period ended	Revenue	(loss)	per share	per share
December 31, 2014	$64,841	$1,468	$0.10	$0.09
September 30, 2014	61,446	1,553	0.10	0.10
June 30, 2014	70,445	1,220	0.08	0.08
March 31, 2014	58,257	443	0.03	0.03
December 31,2013	69,087	2,291	0.15	0.15
September 30, 2013	54,441	1,145	0.08	0.07
June 30 , 2013	41,924	218	0.01	0.01
March 31, 2013	36,918	(48)	(0.00)	(0.00)

Through years of successfully building partnerships with loyalty programs around the world, growing relationships with loyalty programs, and deepening its understanding of loyalty program members, the Corporation has built a reputation of being a leading global provider of e-commerce solutions for the global loyalty rewards industry. Since inception, the Corporation has worked to gain the trust of loyalty rewards programs of leading businesses in many industries. In its earlier years, the Corporation focused its attention on developing relationships with companies in the airline industry in the US and in Europe, as generally, this industry has a high level of active loyalty programs members. In more recent years, the Corporation has focused on diversifying its loyalty program partnership base, and has placed attention on other industries which are growing and include the hotel loyalty industry, financial services industry, and the speciality retail sector. Through the addition of new partnerships year after year, the Corporation has been able to generate increases in revenues on a consistent basis. In addition to this, the Corporation has continuously been building a stronger understanding of loyalty program members, and through the use of direct marketing techniques and building upon the benefits of e-ective consumer analytics, the Corporation has been successful in experiencing growth in transaction levels and revenues. Increases in both transaction levels as well as revenues could drive higher overall profitability, while decreases in both transaction levels as well as revenues could drive lower overall profitability. Through 2015, the Corporation expects to focus on the areas of business development and technological advancements, which include evolving and improving the Corporation’s proprietary consumer o-erings.

The Corporation’s revenues will increase when it launches new partnerships and products in a year, and revenues will also be influenced by the level of marketing activities held with loyalty program members and e-ectiveness of such activities. Revenues will also be impacted by the retention of existing partnerships and products. Historically, in the absence of any new partner or products launched, and absence of marketing activities, the Corporation will typically generate lower revenues in the first quarter of a year as fewer partner promotions are held after the December holiday season. In addition, and in the absence of launching new partnerships and products, revenues in the second and third quarter will be impacted by the level and e-ectiveness of marketing activities carried out with loyalty program members. Revenues for the second quarter of 2014 were the highest in the Corporation’s history, and this was the outcome of partnerships launched in 2013 and 2014, as well as successful marketing techniques carried out with loyalty members that resulted in an increase in transactional levels.

Net income of the Corporation is impacted by the gross margin earned in each quarter, which is a result of the relative mix of revenues earned in the period and gross margin generated on each transaction, marketing and promotional activity carried out with loyalty program members, and changes in ongoing operating

22    Points International Ltd.

Management’s Discussion and Analysis

expenses. In 2013 and 2014, the Corporation has focused a significant amount of its resources on developing its open platform strategy, and has also increased headcount in the areas of research and development, marketing and data analytics, as well additional resources added from the acquisition of Accruity. The change in headcount in these areas have resulted in increased employment expenses over prior periods. The year 2014 also represented a significant year for the Corporation with respect to investing activities, as the Corporation was successful in completing the acquisition of two businesses in the year. The acquisition of both businesses increased operating expenses for the Corporation, and also led to higher professional and consulting fees required in closing each acquisition. Net income has grown throughout 2014, and this has been the result of higher costs being o-set by gross margin dollars earned in each period, and largely driven by the launch of principal partnerships in 2013 and 2014. While the increase in net income compared to prior periods is not necessarily indicative of net income to be seen in future periods, it is a reflection of the success that the Corporation has had in the development of business partnerships with loyalty programs, increasing resources in the areas of marketing and data analytics, and to a large degree, realizing returns on the strategic investments made throughout 2013 and 2014.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Revenue Recognition and Presentation

Presentation: gross versus net

When deciding the most appropriate basis for presenting revenue and direct costs of revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. This determination requires the exercise of judgment and management usually considers whether:

•	The Corporation has primary responsibility for providing the goods and services to the customer or for fulfilling the orders;
•	The Corporation has inventory risk before or after the customer order, during shipping or on return;
•	The Corporation has discretion in establishing prices (directly or indirectly);
•	The Corporation bears the customer’s credit risk for the amount receivable from the customer;
•	The Corporation modifies the product or performs part of the services;
•	The Corporation has discretion in selecting the supplier used to fulfill an order; or
•	The Corporation is involved in determining product or service specifications.

Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Under the principal revenue model, the gross value of the transaction billed to the customer is recognized as revenue by the Corporation and the costs incurred to purchase the points or miles sold in this transaction are recognized separately as direct cost of principal revenue.

Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned.

Arrangements with multiple components

In revenue arrangements including delivery of more than one product or service (separately identifiable components), each identifiable component is a separate unit of accounting and the arrangement consideration is allocated to each unit of accounting based on its relative fair value.

Determining the fair value of each component can require complex estimates due to the nature of the goods and services provided. The Corporation generally determines the fair value of individual elements based on the price when the element is sold on a stand-alone basis.

Evaluation of Goodwill

The amount of goodwill initially recognized as a result of a business combination is dependent on the allocation of the purchase price to the fair value of the identifiable assets acquired and the liabilities assumed. The determination of the fair value of the assets and liabilities is based, to a considerable extent, on management’s judgement and estimates that use inputs that may not be readily observable.

Allocation of the purchase price a-ects the results of the Corporation as finite lived intangible assets are amortized, whereas indefinite lived intangible assets, including goodwill, are not amortized and could result in di-ering amortization charges based on the allocation to indefinite lived and finite lived intangible assets.

The Corporation tests goodwill for impairment annually to determine whether the carrying value exceeds the recoverable amount. In calculating the value in use of a cash generating unit (“CGU”) or group of CGU’s, i.e. the net present value of the future cash flows associated with the CGU or group of CGU’s, certain assumptions are required to be made by management in respect of highly uncertain matters which require judgement. These include the anticipated cash flows from the specific partner relationships, the likelihood that these partners will renew existing contracts and enter into new product arrangements with the Corporation in the future, annual growth assumptions, and the selection of an appropriate discount rate. Management

2014 Annual Report    23

Management’s Discussion and Analysis

prepares forecasts that assess the specific risks related to each individual partner relationship separately and are used in determining the value in use of the CGU’s or group of CGU’s to which goodwill has been allocated.

Income Taxes

The recognition of deferred tax assets is based upon whether it is probable that su˜cient and suitable taxable profits will be available in the future or whether taxable temporary di-erences will reverse such that deferred tax assets can be utilized. Recognition therefore involves a degree of estimation and judgement regarding the future financial performance or the timing of the reversal of deferred tax liabilities of the particular legal entity in which the deferred tax assets have been recognized.

The Corporation is subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities involves certain uncertainties in interpreting complex tax regulations, management’s best estimates are used to determine potential tax liabilities. Di-erences between the estimates and the actual amount of taxes are recorded in net earnings at the time they can be determined.

Share-based Payments

The Corporation applies the fair value method to all grants of share options. The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of options. The estimated fair value of the options that are ultimately expected to vest are recorded over the options’ vesting period and charged to earnings with a corresponding credit to contributed surplus. In determining the number of options that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual option forfeitures.

Changes in the subjective input assumptions can materially a-ect the fair value estimate and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the stock options. A change in the assumptions used by the Corporation could have an impact on net income.

Estimation of useful life

Finite lived intangible assets

Finite lived intangible assets consist of the Corporation’s aggregate amounts spent on internal use software development costs, as well as acquired technology and customer relationships. The relative size of the Corporation’s intangible assets, excluding goodwill, makes the judgements surrounding the estimated useful lives critical to the Corporation’s financial position and performance.

The useful life used to amortize internal use software development costs relates to the future performance of the assets and management’s judgement of the period over which economic benefit will be derived from the assets. The useful life is determined by management and is regularly reviewed for appropriateness. The life is based on historical experience with similar development costs as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives have not resulted in material changes to the Corporation’s amortization charge.

Property and equipment

Property and equipment also represent a significant proportion of the non-current assets of the Corporation. Therefore, the estimates and assumptions made to determine their carrying value and related depreciation are critical to the Corporation’s financial position and performance.

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in the consolidated statements of comprehensive income. The useful lives and residual values of the Corporation’s assets are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The useful lives are based on historical experience with similar assets as well as anticipation of future events which may impact their life such as changes in technology. Historically, changes in useful lives and residual values have not resulted in material changes to the Corporation’s depreciation charge.

For the Corporation’s accounting policies and critical accounting estimates and judgments, refer to the Corporation’s consolidated financial statements for the year ended December 31, 2014. The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that a-ect the application of policies and the reported amounts of assets and liabilities, income and expenses.

24    Points International Ltd.

Management’s Discussion and Analysis

Recent accounting pronouncements adopted by the Corporation in 2014 are listed below:

•

Amendments to IAS 32, Financial Instruments: Presentation (IAS 32) - In December 2011, the IASB amended IAS 32 to clarify the meaning of when an entity has a current legally enforceable right of set-o-.

•

Amendments to IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) - In June 2013, the IASB amended IAS 39 to provide relief from discontinuing an existing hedging relationship when a novation that was not contemplated in the original hedging documentation meets specific criteria.

•

IFRIC 21, Levies (IFRIC 21) - In May 2013, the IASB issued IFRIC 21, which provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. The Interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. It provides the following guidance on recognition of a liability to pay levies (i) the liability is recognized progressively if the obligating event occurs over a period of time, and (ii) if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached.

New accounting standards and interpretations not yet adopted by the Corporation are listed below:

•

IFRS 15, Revenue from Contracts with Customers (IFRS 15) - In May 2014, the IASB issued IFRS 15 which supersedes existing standards and interpretations including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes.

IFRS 15 introduces a single model for recognizing revenue from contracts with customers with the exception of certain contracts under other IFRSs such as IAS 17, Leases. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the expected consideration receivable in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation. IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The standard is mandatorily e-ective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

•

IFRS 9, Financial Instruments (IFRS 9) - In July 2014, the IASB issued IFRS 9 (2014) that will eventually superceed the current IAS 39 Financial Instruments standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ine-ectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. The standard is mandatorily effective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

•

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets - In May 2014, the IASB issued amendments to these standards to introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. The amendment is effective for annual periods beginning on or after January 1, 2016 with early adoption permitted.

The Corporation is assessing the impact of these standards and amendments on its consolidated financial statements.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are a-ected by a number of factors outside of the control of Management. The following section summarizes certain of the major risks and uncertainties that could materially a-ect our future business results going forward. The risks described below may not be the only risks faced by the Corporation. Other risks which currently do not exist or which are deemed immaterial may surface and have a material adverse impact on the Corporation’s results of operations and financial condition.

2014 Annual Report    25

Management’s Discussion and Analysis

A downturn in the demand for air travel could adversely impact the demand for loyalty currency services

The Corporation and the majority of its loyalty program partners operate in the travel industry. The ability of the Corporation’s loyalty program partners to continue to drive commercial activity to their businesses is integral to generating loyalty miles/ points for their respective programs. As well, the overall popularity of loyalty miles/ points and value they have to end-customers is what drives the business activity of the Corporation. The Corporation generates the majority of its revenue from end-customers who are transacting loyalty miles/points through the Corporation’s online solutions. As such, the majority of revenue is transactional in nature and dependent on the number and size of these transactions. There is no assurance that the popularity of these programs will continue to grow or maintain current levels of popularity. A change in consumer tastes or a downturn in the travel industry in North America may adversely a-ect the Corporation’s ability to generate ongoing revenue from transactions.

Consolidation activity in the airline industry is common and has been part of an industry wide solution to address structural financial problems. This consolidation activity has continued in 2014. This activity could potentially increase due to rising oil prices, increasing operating costs, or bankruptcy of major carriers. Additional consolidation activity among the Corporation’s partner base could result in the loss of a partnership and potentially have an adverse impact on the Corporation’s future earnings.

We rely on contractual relationships with loyalty program partners that are subject to termination and renegotiation

There can be no assurance that the Corporation will be successful in maintaining its existing contractual relationships with its loyalty program partners. The Corporation’s loyalty program partners have in the past, and may in the future, negotiate arrangements that are short-term and subject to renewal, non-exclusive and/or terminable at the option of the partner on relatively short notice without penalty. Loyalty program partners that have not provided a long-term commitment or guarantee of exclusivity, or that have the ability to terminate on short notice, may exercise this flexibility to end their relationship with the Corporation or to negotiate from time to time more preferential financial and other terms than originally contracted for. The Corporation cannot ensure that such negotiations will not have a material adverse e-ect on the financial condition or results of operations of the Corporation. In addition, there can be no assurance that the Corporation will be able to establish relationships with new loyalty program partners.

We could face significant liquidity risk if we fail to meet contractual performance commitments

In relation to the reseller model, the Corporation has made contractual guarantees on the minimum value of points and miles that will be processed over the term of its agreements with certain loyalty program partners. The commitments are measured annually. There is a risk that these commitments may not be met, resulting in the Corporation being required to purchase the shortfall in points/miles to meet annual contracted levels and take these into inventory. The Corporation’s ability to use or sell any purchased points/miles is limited by terms in its contracts. As a result, there is a risk that the Corporation may have di˜culty in selling or making use of this inventory which could have a material adverse e-ect on the Corporation’s business, revenues, operating results and financial condition. There is also a risk that the Corporation may have insu˜cient resources to purchase any shortfall and that the Corporation may need to obtain financing to meet such commitments. There is a risk that such financing may not be available to the Corporation. The failure to obtain such financing could have a material adverse impact on the Corporation’s business, revenues, operating results and financial condition.

We could face significant competition from other companies in the loyalty industry including loyalty program partners that may have, or develop, in-house business solutions departments that could take responsibility for services currently provided by the Corporation

With respect to the Corporation’s Points.com consumer portal, several indirect competitors are currently in the market with limited product o-erings. Other Internet websites that o-er financial and account aggregation and management are potential competitors. These indirect and potential competitors currently o-er the ability to track program balances, but do not o-er any of the transaction options available on Points.com. Management believes that none of these competitors are actively partnering with loyalty programs to independently provide a service similar to Points. com. Rather, these indirect competitors are only able to retrieve and display member account information. However, it is possible that one or more of the indirect or potential competitors could, in the future, compete directly with Points.com.

The Corporation’s loyalty currency services must compete with a wide range of companies that provide business solutions technology, from small companies to large. Many existing and potential competitors do or could have greater technical or financial resources than the Corporation. The financial performance of the Corporation may be adversely a-ected by such competition. In particular, no assurances can be given that additional direct competitors to the Corporation may not be formed or that the Corporation may not lose some or all of its arrangements with its loyalty program partners, including its key loyalty program partners,

26    Points International Ltd.

Management’s Discussion and Analysis

thereby decreasing its ability to compete and operate as a viable business. In addition, the increasing popularity of open source technology places greater risk on the proprietary technology o-ered by the Corporation to its existing and potential partners.

Loyalty partners may have, or may develop, in-house business solutions departments that could take responsibility for work currently being done by the Corporation. Any competition or adverse change in the business relationship described above could have a material adverse impact on the Corporation’s business, operations and prospects.

Our brand, revenue and profitability are a¨ected by our ability to control cyber security risks

Due to the online nature of the Corporation’s business, member databases are maintained for products and services o-ered on Points.com. These databases contain member information including account transactions. Although the Corporation has established rigorous security procedures, the databases may be vulnerable to potential unauthorized access to, or use or disclosure of member data. If the Corporation were to experience a security breach, its reputation may be negatively a-ected and the tra˜c generated on Points.com could decline in the event of any publicized compromise of security. Any perception that the Corporation released consumer information without authorization could subject the businesses to complaints and investigation by the applicable privacy regulatory bodies and adversely a-ect relationships with Points.com members and loyalty program partners. In addition, any unauthorized release of member information, or any public perception that member information was released without authorization, could lead to legal claims from consumers or regulatory enforcement actions.

We could face adverse consequences if there is a risk in the viability of the internet and system infrastructure

The end customers of the Corporation’s software depend on internet service providers, online service providers and the Corporation’s infrastructure for access to the software solutions the Corporation provides to its loyalty program partners. These services are subject to service outages and delays due to system failures, stability or interruption. As a result, the Corporation may not be able to meet a satisfactory level of service as contracted with its partners, and may cause a breach of the Corporation’s contractual commitments, which could have a material adverse e-ect on the Corporation’s business, revenues, operating results and financial condition.

The promotion and strengthening of our brand is critical to our business

The Corporation believes that continuing to strengthen its brand is an important factor in achieving widespread acceptance of the Corporation’s services, and will require an increased focus on active marketing e-orts. The Corporation will likely need to spend increasing amounts of money on, and devote greater resources to, advertising, marketing, and other e-orts to create and maintain brand loyalty among users and potential users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not o-set the expenses incurred in building the Corporation’s brand. If the Corporation fails to promote and maintain the Corporation’s brand, or if the Corporation incurs substantial expenses in an unsuccessful attempt to promote and maintain the Corporation’s brand, the Corporation’s business could be harmed.

We are exposed to adverse consequences if the Corporation cannot successfully retain its intellectual property

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Our general practice is to pursue patent, copyright, trademark, trade secret or other appropriate intellectual property protection that is reasonable and necessary to protect and leverage our intellectual assets. We also assert trademark rights in and to our name, product names, logos and other markings used to identify our goods and services in the marketplace. We routinely file for and have been granted trademark registrations from trademark o˜ces worldwide. All of these actions taken allow us to enforce our intellectual property rights should the need arise. However, the laws of some countries in which we conduct business may o-er only limited protection of our intellectual property rights; and despite our e-orts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

We are exposed to litigation and adverse consequences if we infringe on the intellectual property rights of others

Third parties may assert claims against the Corporation alleging infringement of their intellectual property rights. An adverse determination in any litigation of this type could result in the Corporation being required to pay significant damages, require the Corporation to design around a third party’s patent or to license alternative technology from another party. In addition, litigation may be time consuming and expensive to defend and could result in the diversion of time and resources.

2014 Annual Report    27

Management’s Discussion and Analysis

Any claims by third parties may also result in limitations on the ability to use the intellectual property subject to these claims. Any of the foregoing could have a material adverse e-ect on the Corporation’s business, revenues, operating results and financial condition.

Our operations are dependent on the proper functioning of software and processing of transactions

Defects in our owned or licensed software products, delays in delivery, and failures or mistakes in our processing of electronic transactions could materially harm our business, including our customer relationships and operating results. Our operations are dependent on our ability to protect our computer equipment and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunication failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. A failure in our production systems or a disaster or other event a-ecting our production systems or business operations could result in a disruption or loss of availability of our products or services to our customers. Any disruption to our services could impair our reputation and cause us to lose customers or revenue, or face litigation, necessitate customer service or repair work that would involve substantial costs and distract management from operating our business.

Our financial performance is substantially dependent on retaining key technical and management personnel

Our performance is substantially dependent on the performance of our key technical and senior management personnel. Our success is highly dependent on our continuing ability to identify, hire, train, motivate, promote and retain highly qualified management, directors, technical, and sales and marketing personnel. Competition for such personnel is always strong. Our inability to attract or retain the necessary management, directors, technical, and sales and marketing personnel, or to attract such personnel on a timely basis could have a material adverse e-ect on our business, results of operations, financial condition and the price of our securities.

Chargebacks of a material amount could have an adverse consequence on the Corporation

A chargeback is any credit card transaction undertaken by an end-customer that is later reversed or repudiated. The Corporation is subject to exposure in regard to chargebacks, a high incidence of which could result in penalties or eventual shut down of the payment method. While Points has fraud control measures in place to minimize exposure, chargebacks could have a material adverse e-ect on its business, operating results and financial condition.

Our business could be negatively impacted by changes to domestic and international tax laws, rules and regulations

The Corporation operates in multiple jurisdictions and has relationships with several foreign partners. The application of various domestic and international sales, use, occupancy, value added and other tax laws, rules and regulations to the Corporation’s products and services is subject to interpretation by the applicable taxing authorities. Many of the fundamental statutes and regulations that impose these taxes were established before the growth of the internet and Ecommerce. If the tax laws, rules or regulations are amended, if new adverse laws, rules or regulations are adopted, or if current laws are interpreted adversely to the Corporation’s interests, particularly with respect to occupancy or value added taxes, the results could increase the Corporation’s tax payments (prospectively or retrospectively) and/or subject it to penalties and decrease the demand for the Corporation’s products and services if the Corporation passes on such costs to the consumer. As a result, these changes could have a material adverse e-ect on the Corporation’s business, operating results and financial condition.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The audited consolidated financial statements of Points International Ltd. are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with IFRS as issued by the IASB. These statements include some amounts that are based on estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects.

The Corporation’s policy is to maintain systems of internal accounting and administrative controls of high quality, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant, accurate and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised entirely of outside directors. The committee meets periodically with management and the external

28    Points International Ltd.

Management’s Discussion and Analysis

auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the Corporation’s annual consolidated financial statements, the report of the independent registered public accounting firm on the consolidated financial statements and the e-ectiveness of internal control over financial reporting, and other information in the Annual Report. The Committee reports its findings to the Board for consideration by the Board when it approves the financial statements for issuance to the shareholders.

On behalf of the shareholders, the financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). KPMG LLP has full and free access to the Audit Committee.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Corporation in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the Corporation’s management, including the Corporation’s Chief Executive O˜cer and Chief Financial O˜cer, as appropriate, to allow timely decisions regarding required disclosure. An evaluation was carried out under the supervision of and with the participation of the Corporation’s management, including the Corporation’s Chief Executive O˜cer and Chief Financial O˜cer, of the e-ectiveness of the Corporation’s disclosure controls and procedures (as defined in rules adopted by the US Securities and Exchange Commission (“SEC”) and in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) as of December 31, 2014. Based on this evaluation, the Corporation’s Chief Executive O˜cer and Chief Financial O˜cer concluded that such disclosure controls and procedures were e-ective as of the end of the period covered by this report.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in ruled adopted by the SEC and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter and year ended December 31, 2014 that have materially a-ected, or are reasonably likely to materially a-ect, the Corporation’s internal control over financial reporting.

Internal control includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, provide reasonable assurance that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material impact on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management of the Corporation has evaluated the e-ectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management has concluded that the Corporation’s internal control over financial reporting is e-ective as of December 31, 2014.

The effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2013, has been audited by KPMG LLP, the Corporation’s Independent Registered Public Accounting Firm, who also audited the Corporation’s consolidated financial statements as at and for the year ended December 31, 2014.

Rob MacLean	Anthony Lam
Chief Executive O˜cer	Chief Financial O˜cer

2014 Annual Report    29

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Points International Ltd.:

We have audited the accompanying consolidated financial statements of Points International Ltd., which comprise the consolidated balance sheets as at December 31, 2014 and 2013, the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2014 and 2013, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is su˜cient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Points International Ltd. as at December 31, 2014 and 2013, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Points International Ltd.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our audit report dated March 4, 2015 expressed an unqualified (unmodified) opinion on the e-ectiveness of Points International Ltd.’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants
March 4, 2015
Toronto, Canada

30    Points International Ltd.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Points International Ltd.:

We have audited Points International Ltd.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Points International Ltd.’s management is responsible for maintaining e-ective internal control over financial reporting and for its assessment of the e-ectiveness of internal control over financial reporting, included under the heading Management’s Report on Internal Control over Financial Reporting in Management’s Discussion and Analysis for the year ended December 31, 2014. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether e-ective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating e-ectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material e-ect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of e-ectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Points International Ltd. maintained, in all material respects, e-ective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Points International Ltd. as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in equity, and cash flows for the years ended December 31, 2014 and 2013, and our report dated March 4, 2015 expressed an unqualified opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants
March 4, 2015
Toronto, Canada

2014 Annual Report    31

Consolidated Balance Sheets
Expressed in thousands of United States dollars

As at December 31	Note	2014	2013
ASSETS
Current assets
Cash and cash equivalents		$36,868	$64,188
Restricted cash	4	1,573	1,602
Funds receivable from payment processors		6,691	9,071
Accounts receivable	5	2,305	1,401
Prepaid expenses and other assets	6	1,134	2,210
Total current assets		48,571	78,472

Non-current assets
Property and equipment	7	1,856	2,092
Intangible assets	8	18,320	1,855
Goodwill	9	7,130	2,580
Deferred tax assets	11	3,492	5,966
Long-term investment	25	5,000	3,500
Other assets	10	692	547
Total non-current assets		36,490	16,540
Total assets		$85,061	$95,012

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$6,260	$4,783
Payable to loyalty program partners		36,030	56,111
Current portion of other liabilities	12	1,285	1,134
Total current liabilities		43,575	62,028

Non-current liabilities
Other liabilities	12	269	437
Total non-current liabilities		269	437

Total liabilities		$43,844	$62,465

SHAREHOLDERS’ EQUITY
Share capital	13	61,084	58,693
Contributed surplus		11,985	10,381
Accumulated other comprehensive loss		(354)	(345)
Accumulated deficit		(31,498)	(36,182)
Total shareholders’ equity		41,217	32,547
Total liabilities and shareholders’ equity		$85,061	$95,012
Guarantees, Commitments and Contingencies	18
Subsequent Event	27

The accompanying notes are an integral part of these consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD:

/s/ Bernay Box, Chairman	/s/ Robert MacLean, Director and Chief Executive O˜cer

32    Points International Ltd.

Consolidated Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts

For the year ended December 31	Note	2014	2013

REVENUE
Principal		$244,686	$193,880
Other partner revenue		10,211	8,431
Interest		92	59
Total Revenue		254,989	202,370

EXPENSES
Direct cost of principal revenue		215,333	169,266
Employment costs		22,529	18,934
Marketing and communications		1,379	1,066
Technology services		1,083	1,013
Depreciation and amortization		2,150	3,285
Foreign exchange loss (gain)		138	(123)
Operating expenses	16	5,610	4,657
Total Expenses		248,222	198,098

OPERATING INCOME		6,767	4,272

Interest and other income		(5)	–
INCOME BEFORE INCOME TAXES		6,772	4,272

Income tax expense	11	2,088	666
NET INCOME		4,684	3,606

OTHER COMPREHENSIVE LOSS
Items that will subsequently be reclassified to profit or loss:
Loss on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $206 (2013: recovery of $222)		(573)	(616)
Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery $203 (2013: recovery of $117)		564	325

Other comprehensive loss for the year, net of income tax		(9)	(291)

TOTAL COMPREHENSIVE INCOME		$4,675	$3,315

EARNINGS PER SHARE
Basic earnings per share	14	$0.30	$0.24
Diluted earnings per share	14	$0.30	$0.23

The accompanying notes are an integral part of these consolidated financial statements.

2014 Annual Report    33

Consolidated Statements of Changes in Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share	Contributed	Total	Unrealized	Accumulated	Accumulated	Total
	Capital	Surplus	Capital	losses on	other	deficit	shareholders’
				cash flow	comprehensive		equity
				hedges	loss
Balance at December 31, 2013	$58,693	$10,381	$69,074	$(345)	$(345)	$(36,182)	$32,547
Net income	–	–	–	–	–	4,684	4,684
Other comprehensive loss	–	–	–	(9)	(9)	–	(9)
Total comprehensive income	–	–	–	(9)	(9)	4,684	4,675
E¨ect of share option compensation plan	–	852	852	–	–	–	852
E¨ect of RSU and PSU compensation plan	–	969	969	–	–	–	969
Share issuances	3,122	(217)	2,905	–	–	–	2,905
Share capital held in trust	(731)	–	(731)	–	–	–	(731)
Balance at December 31, 2014	$61,084	$11,985	$73,069	$(354)	$(354)	$(31,498)	$41,217

Balance at December 31, 2012	$57,564	$10,105	$67,669	$(54)	$(54)	$(39,788)	$27,827
Net Income	–	–	–	–	–	3,606	3,606
Other comprehensive loss	–	–	–	(291)	(291)	–	(291)
Total comprehensive income	–	–	–	(291)	(291)	3,606	3,315
E-ect of share option compensation plan	–	767	767	–	–	–	767
E-ect of RSU compensation plan	–	497	497	–	–	–	497
Share issuances	1,724	(988)	736	–	–	–	736
Share capital held in trust	(595)	–	(595)	–	–	–	(595)
Balance at December 31, 2013	$58,693	$10,381	$69,074	$(345)	$(345)	$(36,182)	$32,547

The accompanying notes are an integral part of these consolidated financial statements.

34    Points International Ltd.

Consolidated Statements of Cash Flows

Expressed in thousands of United States dollars

For the year ended December 31	Note	2014	2013

Cash flows from operating activities
Net income for the year		$4,684	$3,606
Adjustments for:
Depreciation of property and equipment		990	1,094
Amortization of intangible assets		1,160	2,191
Unrealized foreign exchange loss (gain)		(1,045)	282
Equity-settled share-based payment transactions	15	1,821	1,264
Deferred income tax expense		1,864	624
Unrealized net (gain)/loss on derivative contracts designated as cash flow hedges		(12)	(396)
Changes in non-cash balances related to operations	21	(17,081)	14,625
Net cash (used in) provided by operating activities		$(7,619)	$23,290

Cash flows from investing activities
Acquisition of property and equipment		(754)	(980)
Additions to intangible assets		(1,894)	(1,190)
Long-term investment	25	(1,500)	(3,500)
Acquisition of business, net of cash acquired	26	(16,011)	–
Changes in restricted cash		–	1,575
Net cash used in investing activities		$(20,159)	$(4,095)

Cash flows from financing activities
Proceeds from exercise of share options		117	736
Share purchases		(731)	(595)
Net cash (used in) provided by financing activities		$(614)	$141

Net (decrease) increase in cash and cash equivalents		$(28,392)	$19,336
Cash and cash equivalents at beginning of the year		64,188	45,108
Effect of exchange rate fluctuations on cash held		1,072	(256)
Cash and cash equivalents at end of the year		$36,868	$64,188

Interest Received		$98	$61
Interest Paid		$–	$–

Taxes Received		$–	$17
Taxes Paid		$(7)	$(60)

Amounts paid and received for interest were reflected as operating cash flows in the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

2014 Annual Report    35

Notes to the Consolidated Financial Statements

1.	REPORTING ENTITY

Points International Ltd. (the “Corporation”) is a company domiciled in Canada. The address of the Corporation’s registered o˜ce is 171 John Street, 5th Floor, Toronto, ON, Canada M5T 1X3. The consolidated financial statements of the Corporation as at and for the year ended December 31, 2014 comprise the Corporation and its wholly-owned subsidiaries, Points International (US) Ltd., Points International (UK) Ltd., Points.com Inc., and Points Development (US) Ltd. (formerly Accruity Inc.). The Corporations’ shares are publicly traded on the Toronto Stock Exchange (TSX: PTS) and on the NASDAQ (PCOM).

The Corporation operates in one segment, providing web-based solutions to the loyalty program industry. The range of ecommerce services include the retailing and wholesaling of loyalty program currencies, a range of additional ecommerce products that enhance either the loyalty program’s consumer o-erings or its back-end operations, and management of an online consumer-focused loyalty points management web-portal. The Corporation’s operations can be influenced by seasonality. Historically, revenues are highest in the fourth quarter in each year as redemption volumes and promotional activity typically peak at this time, however this is dependent on changes in the Corporation’s partnership base and e-ectiveness of promotional activity.

The consolidated financial statements of the Corporation as at and for the year ended December 31, 2014 are available at www.sedar.com or www.sec.gov.

2.	BASIS OF PREPARATION

(a)	Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements were authorized for issue by the Board of Directors on March 4, 2015.

(b)	Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis except for certain assets and liabilities initially recognized in connection with business combinations, and certain financial instruments, which are measured at fair value.

(c)	Functional and presentation currency

These consolidated financial statements are presented in US dollars (USD), which is the Corporation’s functional currency. The functional currency of each of the Corporation’s wholly-owned subsidiaries is also USD, and items included in the financial statements of each subsidiary are measured using that functional currency. All financial information has been rounded to the nearest thousands, except when otherwise indicated.

(d)	Basis of consolidation

Subsidiaries

Subsidiaries are entities the Corporation controls. Entities over which the Corporation has control are fully consolidated from the date that control commences until the date that control ceases. All intercompany transactions and balances between subsidiaries are eliminated on consolidation.

Business combinations

Acquisitions of subsidiaries are accounted for using the acquisition method of accounting. Fair value of the consideration paid is calculated as the sum of the fair value at the date of acquisition of:

•	assets given; plus
•	equity instruments issued; less
•	liabilities incu3rred or assumed.

Goodwill is measured as the fair value of consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, all of which are measured at fair value as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

The Corporation uses estimates and judgments to determine the fair value of assets acquired and liabilities assumed at the acquisition date using the best available information, including information from financial markets. The estimates and judgements include key assumptions such as discount rates, attrition rates, and terminal growth rates for performing discounted cash flow analyses. The transaction costs associated with the acquisitions are expensed as incurred.

36    Points International Ltd.

Notes to the Consolidated Financial Statements

(e)	Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that a-ect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in these assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results may di-er from these estimates.

On an ongoing basis, the Corporation has applied judgements in the following areas:

•	determining whether revenue and direct costs of revenue should be appropriately presented on a gross or net basis;
•	determining cash generating units (“CGUs”) and the allocation of goodwill for the purpose of impairment testing;
•

choosing methods for depreciating and amortizing our property and equipment and intangible assets, that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets (see Property, Plant and Equipment and Intangible Assets, below);

•

deciding to designate certain intangible assets as assets with indefinite useful lives as the Corporation believes that there is no limit to the period that these assets are expected to generate net cash inflows;

•	determining whether certain hedging relationships and financial instruments qualify for hedge accounting; and
•	interpreting tax rules and regulations

The Corporation also uses significant estimates in the following areas:

•	considering inputs to determine the fair value of assets acquired and liabilities assumed in business combinations;
•	considering intended use, industry trends and other factors to determine the estimated useful lives of property, plant and equipment and definite life intangible assets;
•	capitalizing direct labor and overhead costs to intangible assets
•	determining the recoverable amount of financial and non-financial assets when testing for impairment;
•	determining the fair value of share based payments and derivative instruments; and
•	assessing provisions for doubtful accounts and provisions for transaction losses

Estimates are based on historical experience adjusted as appropriate for current circumstances and other assumptions that management believes to be reasonable. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods a-ected.

The application of the estimates and judgments noted above are discussed in Note 3.

3.	SIGNIFICANT ACCOUNTING POLICIES

	(a)	New accounting pronouncements adopted in 2014

The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements. The accounting policies have been applied consistently by the Corporation and its subsidiaries. In addition, the Corporation adopted the following accounting pronouncements, which are e-ective for the Corporation’s annual consolidated financial statements commencing January 1, 2014:

•

Amendments to IAS 32, Financial Instruments: Presentation (IAS 32) – In December 2011, the IASB amended IAS 32 to clarify the meaning of when an entity has a current legally enforceable right of set-o-.

•

Amendments to IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) – In June 2013, the IASB amended IAS 39 to provide relief from discontinuing an existing hedging relationship when a novation that was not contemplated in the original hedging documentation meets specific criteria.

•

IFRIC 21, Levies (IFRIC 21) – In May 2013, the IASB issued IFRIC 21, which provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. The Interpretation identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. It provides the following guidance on recognition of a liability to pay levies (i) the liability is recognized progressively if the obligating event occurs over a period of time, and (ii) if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached.

(b)	Revenue recognition

The Corporation’s revenue is categorized as principal, other partner revenue, and interest revenue and is generated through the sale of loyalty currencies and through the technology and marketing services provided to loyalty program partners and their customers. Revenue is measured at the fair value of the consideration received or receivable.

2014 Annual Report    37

Notes to the Consolidated Financial Statements

Revenue from the sale of loyalty currencies is recognized when the following criteria are met:

•	The risks and rewards of ownership, including managerial involvement, have transferred to the buyer;
•	The amount of revenue can be measured reliably;
•	The receipt of economic benefits is probable; and
•	Costs incurred or to be incurred are identifiable and can be measured reliably.

Revenue from the rendering of services is recognized when the following criteria are met:

•	The amount of revenue can be measured reliably;
•	The stage of completion can be measured reliably;
•	The receipt of economic benefits is probable; and
•	Costs incurred and to be incurred are identifiable and can be measured reliably.

The Corporation’s revenue has been categorized as follows:

Principal Revenue

Principal revenue groups together several streams of revenue that the Corporation realizes in delivering services to various loyalty programs. The following is a list of revenue streams and the related revenue recognition policy.

(i)

Reseller revenue is a type of transactional revenue that is realized when the Corporation takes a principal role in the retailing, wholesaling and/ or transferring of loyalty currency for loyalty program partners. The Corporation’s role as the principal in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a substantive level of responsibility with respect to operations, marketing, pricing and commercial transaction support and is the primary obligor in the arrangement. In addition, the Corporation may assume substantive credit and/or inventory risk with each transaction processed. Revenue earned as reseller revenue is recorded on a gross basis. Related costs are recorded as direct costs of principal revenue.

(ii)

Technical design and development work is performed at the commencement of a business relationship with a loyalty program partner. The majority of the technical design and development fees relate to up-front charges to cover the Corporation’s cost of setting up the loyalty program web interface and customizing the look and feel of the site to that of the loyalty program partner. Once the loyalty program partner website is functional, end consumers are able to transact on the site which gives rise to transactional revenue for the term of the contract. These technical design and development fees are recorded as multiple component arrangements. When a single sales transaction requires the delivery of more than one product or service (separately identifiable components), the revenue recognition criteria are applied to the separately identifiable components. A component is considered to be separately identifiable if the product or service delivered has stand-alone value to the customer and the fair value associated with the product or service can be measured reliably. Management believes that the technical design and development work does not have stand-alone value to the program partner, and as such, this revenue is deferred, along with direct related costs to the extent there is deferred revenue, and recognized over the term of the contract, which approximates the period of expected benefit.

(iii)	Customized technical design service fees are also charged to loyalty program partners who require custom programming or web-design work that is not tied to an ongoing stream of revenue. This revenue is distinct from any other existing agreement and the delivered product has stand- alone value to the loyalty program partner. This revenue is recognized based on percentage-of-completion at the end of each reporting period. In using the percentage-of-completion method, revenues are generally recorded based on the total hours incurred to date on a contract relative to the total estimated hours.

Other Partner Revenue

Other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing, wholesaling and/or transferring of loyalty currency for loyalty program partners. The Corporation’s role as an agent in the transaction is determined by the contractual arrangement in place with the loyalty program partner. In this instance, the Corporation has a minimal level of responsibility with respect to operations, marketing, pricing and commercial transaction support. As well, the Corporation assumes minimal credit and inventory risk with each transaction processed. Revenue generated when the Corporation takes an agency role is recorded on a net basis. Other partner revenue also includes revenue received from partners which are not transactional in nature but have been earned in the period, such as management fees charged to loyalty program partners who require custom marketing or non-technical solutions that are not covered by any other agreements with the Corporation.

Interest Revenue

Interest revenue is earned on funds invested in accordance with the Corporation’s Board approved Investment Policy. Interest revenue is recognized when earned.

38    Points International Ltd.

Notes to the Consolidated Financial Statements

When deciding the most appropriate basis for presenting revenue, both the legal form and substance of the agreement between the Corporation and its business partners are reviewed to determine each party’s respective role in the transaction. Where the Corporation’s role in a transaction is that of a principal, revenue is recognized on a gross basis. Where the Corporation’s role in a transaction is that of an agent, revenue is recognized on a net basis with revenue representing the margin earned.

This determination requires the exercise of judgment. In making this assessment, management considers whether the Corporation:

•	has primary responsibility for providing the goods and services to the customer or for fulfilling the orders;
•	has inventory risk before or after the customer order;
•	has discretion in establishing prices (directly or indirectly);
•	bears the customer’s credit risk for the amount receivable from the customer;
•	modifies the product or performs part of the services;
•	has discretion in selecting the supplier used to fulfill an order; or
•	is involved in determining product or service specifications.

(c)	Foreign currency translation

The functional and presentation currency of the Corporation is US dollars (USD). Transactions in currencies other than the Corporation’s functional currency are recognized at the average exchange rates in e-ect on the transaction date. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are retranslated to the functional currency at the exchange rates prevailing at the date when the fair value was determined. Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

Foreign exchange gains and losses on monetary items are recognized in profit or loss; except for foreign currency derivatives designated as qualifying cash flow hedges, the fair values of which are deferred in accumulated other comprehensive income in shareholders’ equity; refer to Note 17.

(d)	Financial instruments

All financial assets and financial liabilities are recognized on the Corporation’s consolidated balance sheets when the Corporation becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are incremental and directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities measured at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities measured at fair value through profit or loss are recognized immediately in profit or loss.

Financial assets and liabilities are o-set and the net amount presented in the consolidated balance sheets when, and only when, the Corporation has a legal right to o-set the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(i)	Non-derivative financial assets

Non-derivative financial assets are comprised of the following: loans and receivables and available-for-sale financial assets. All financial instruments are initially measured at fair value. Measurement in periods subsequent to initial recognition depends on the classification of the financial instrument.

The Corporation derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. An interest in transferred financial assets that is created or retained by the Corporation is recognized as a separate asset or liability.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. They arise principally through the provision of goods and services to customers (accounts receivable), but also incorporate other types of contractual monetary assets. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the e-ective interest method, less any impairment losses.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale and assets that are not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency di-erences on available-for-sale debt instruments, are recognized in other comprehensive income and presented within equity. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to profit or loss.

2014 Annual Report    39

Notes to the Consolidated Financial Statements

(ii)	Non-derivative financial liabilities

Financial liabilities are recognized initially on the date on which the Corporation becomes a party to the contractual provisions of the instrument. The Corporation derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

The Corporation has the following non-derivative financial liabilities: accounts payable and accrued liabilities and payable to loyalty program partners. These financial liabilities are initially recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the e-ective interest method.

The Corporation’s non-derivative financial assets and liabilities are classified and measured as follows:

Asset/Liability	Category	Measurement
Cash and cash equivalents	Loans and receivables	Amortized cost
Restricted cash	Loans and receivables	Amortized cost
Funds receivable from payment processors	Loans and receivables	Amortized cost
Security deposits	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Long term investment	Available-for-sale financial assets	Fair value
Accounts payable and accrued liabilities	Non-derivative financial liabilities	Amortized cost
Payable to loyalty program partners	Non-derivative financial liabilities	Amortized cost

(iii)	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax e-ects.

(iv)	Derivative financial instruments, including hedge accounting

The Corporation holds derivative financial instruments to hedge its foreign currency risk exposures. These derivatives are designated in accounting hedge relationships and the Corporation applies cash flow hedge accounting. On initial designation of the hedge, the Corporation formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the e-ectiveness of the hedging relationship.

The Corporation makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly e-ective” in o-setting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately a-ect reported net income.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges
The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to the Canadian dollar and the EURO. The changes in fair value of hedging derivatives designated as cash flow hedges are recognized in other comprehensive income, except for any ine-ective portion, which is recognized immediately in profit or loss. Gains and losses in accumulated other comprehensive income are reclassified to profit or loss in the same period as the corresponding hedged items a-ect profit or loss. The carrying amount of hedging derivatives designated as cash flow hedges that mature within one year is included in prepaid expenses and other assets and/or current portion of other liabilities.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in other comprehensive income and presented in unrealized gains/losses on cash flow hedges in equity remains there until the forecasted transaction a-ects profit or loss. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss. In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item a-ects profit or loss.

(e)	Cash and cash equivalents

Cash equivalents include highly liquid investments (term deposits) with maturities of three months or less at the date of purchase that are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes. Cash equivalents are carried at amortized cost which approximates their fair value because of the short-term nature of the instruments.

40    Points International Ltd.

Notes to the Consolidated Financial Statements

(f)	Funds receivable from payment processors

Funds receivable from payment processors represent amounts collected from customers on behalf of the Corporation and are typically deposited directly to the Corporation’s bank account within three business days from the date of sale.

(g)	Property and equipment

(i)	Recognition and measurement

Items of property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. The cost consists of the purchase price, and any costs directly attributable to bringing the asset to the location and condition for its intended use.

When parts of an item of property and equipment have di-erent useful lives, they are accounted for as separate items (major components) of property and equipment.

Gains and losses on disposal of an item of property and equipment are determined by comparing the proceeds from disposal with the carrying amount of property and equipment, and are recognized within other income in profit or loss.

(ii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset, or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss based on the estimated useful lives of the assets using the following methods and annual rates:

•	Furniture and fixtures	Straight-line over 5 years
•	Computer hardware	Straight-line over 3 years
•	Computer software	Straight-line over 3 years
•	Leasehold improvements	Straight-line over shorter of useful life or the lease term

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate.

(h)	Goodwill & Intangible assets

(i)	Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the tangible and intangible net assets acquired. Goodwill is not amortized. The Corporation tests goodwill for impairment annually, at each year end, to determine whether the carrying value exceeds the recoverable amount, as discussed in Note 3 (i).

(ii)	Internal use software development costs

Certain costs incurred in connection with the development of software to be used internally or for providing services to customers are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Development costs that are directly attributable to the design and testing of identifiable software products controlled by the Corporation are recognized as intangible assets when the following criteria are met:

•	It is technically feasible to complete the software product so that it will be available for use;
•	Management intends to complete the software product and use or sell it;
•	There is an ability to use or sell the software product;
•	It can be demonstrated how the software product will generate probable future economic benefits;
•	Adequate technical, financial and other resources to complete the development and to use or sell the software product are available; and
•	The expenditure attributable to the software product during its development can be reliably measured.

Development costs that qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific product. The capitalized development costs are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditures, including costs incurred in the planning stage and operating stage and expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Indefinite useful lives
The Corporation does not amortize intangible assets with indefinite lives, being domain names, patents and trademarks, because there is no foreseeable limit to the period that these assets are expected to generate net cash inflows. The Corporation uses judgement to designate these assets as indefinite useful life assets, analyzing all relevant factors,

2014 Annual Report    41

Notes to the Consolidated Financial Statements

including the expected usage of the asset, the typical life cycle of the asset and anticipated changes in the market demand for the products and services that the asset helps generate.

Finite useful lives
We amortize intangible assets with finite useful lives into depreciation and amortization in the Consolidated Statements of Comprehensive Income on a straight-line basis over their estimated useful lives as noted in the table below. We review their useful lives, residual values and the amortization methods at least once a year.

•	Customer Relationships	Straight-line over 10 years
•	Technology	Straight-line over 3 years
•	Internal Use Software Development	Straight-line over 3 years

(i)	Impairment

Financial Assets

In accordance with IAS 39, Financial Instruments: Recognition & Measurement, the Corporation makes an assessment at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset that has a detrimental impact on the estimated future cash flows associated with the financial asset or group of financial assets.

Non-Financial Assets with Finite Useful Lives

In accordance with IAS 36, Impairment of Assets, the Corporation evaluates the carrying value of non-financial assets with finite lives, being property, plant and equipment and certain intangible assets, whenever events or changes in circumstances indicate that a potential impairment has occurred. An impairment loss is considered to have occurred if the carrying value of an asset is not recoverable.

Goodwill & Indefinite Life Intangibles

Goodwill and intangible assets that are not amortized are subject to an annual impairment assessment, and the recoverable amount is estimated each year at the same time. The recoverable amount is the higher of an asset’s/CGU’s fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

For the purposes of assessing impairment, assets that do not generate independent cash inflows are grouped at the lowest level for which there are separately identifiable cash inflows – i.e. cash generating units or CGUs. CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to the CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

If the recoverable amount of the CGUs or group of CGUs to which goodwill has been allocated is less than the carrying amount of the CGUs or group of CGUs, including goodwill, an impairment loss is recorded in the consolidated statements of comprehensive income. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGUs and then to the other assets of the CGUs pro-rata on the basis of the carrying amount of each asset in the CGUs.

The Corporation evaluates impairment losses for potential reversals, other than goodwill impairment, when events or changes in circumstances warrant such consideration. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, provided that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(j)	Share-based payment transactions

Employees
The Corporation has two share-based compensation plans for its employees: a share option plan and a share unit plan.

The share option plan allows directors, o˜cers and employees to acquire shares of the Corporation through the exercise of share options granted by the Corporation. Options generally vest over a period of three years. The maximum term of an option is five years from the date of grant. For options with graded vesting, each tranche in an award is considered a separate grant with a di-erent vesting date, expected life and fair value. The fair value of each tranche is recognized into profit or loss over its respective vesting period. The fair value of each tranche is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, expected volatility of the Corporation’s stock, and a weighted average expected life of the options. Any consideration paid on the exercise of share options is added to share capital along with the related portion previously added to contributed surplus when the compensation costs were charged to profit or loss.

42    Points International Ltd.

Notes to the Consolidated Financial Statements

Under the share unit plan, the Corporation grants Restricted Share Units (RSUs) and Performance Share Units (PSUs) to its employees. The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. The fair value of a RSU, defined as the volume weighted average trading price per share on the stock exchange during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus. Under the share unit plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period.

For PSUs, the estimated fair value of the share-based awards that are ultimately expected to vest based on performance-related conditions, as well as the options that are expected to vest based on future service, are recorded over each award’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus. In determining the number of awards that are expected to vest, the Corporation takes into account voluntary termination behaviour as well as trends of actual forfeitures.

Non employees
For share based compensation issued to non employees, the Corporation recognizes an asset or expense based on the fair value of the good or service received from non-employees.

(k)	Deferred costs

In relation to the Corporation’s technology design and development revenue involving revenue arrangements with separately identifiable components (see Note 3(b)(ii)), the Corporation incurs direct upfront contract initiation costs associated with the website application design and development. Deferred costs relating to the revenue streams are deferred to the extent of the deferred revenue. These costs are deferred and amortized over the expected life of the agreement. The current portion of deferred costs is included in prepaid expenses and other assets whereas the non-current portion of deferred costs is included in other assets.

(l)	Payable to loyalty program partners

Payable to loyalty program partners includes amounts owing to these partners for loyalty currency purchased by the Corporation as a principal or as an agent collected through ecommerce services for retailing, wholesaling and other loyalty currency services transactions with end users.

(m)	Deferred revenue

Deferred revenue includes proceeds received in advance for technology design and development work and is deferred and recognized over the expected life of the partner agreement (see Note 3(b)(ii)). Deferred revenue also includes proceeds received by the Corporation for the sale of mileage codes that can be redeemed for multiple loyalty program currencies at a later date. Revenue from the sale of these mileage codes is recognized upon redemption. Deferred revenue is included in other liabilities.

(n)	Lease inducements

On signing the o˜ce lease, the Corporation received lease inducements from the landlord including a rent-free period of six months and a tenant improvement allowance based on square footage of rentable area of the premises. Lease inducements are amortized to rent expense on a straight- line basis over the term of the lease. Lease inducements are included in other liabilities.

(o)	Income taxes

Income tax expenses comprise current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous years.

Deferred taxes are recognized in respect of temporary di-erences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for:

•	temporary di-erences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that a-ects neither accounting nor taxable profit or loss;
•	temporary di-erences related to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and
•	taxable temporary di-erences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary di-erences when they reverse, based on the laws that have been substantively enacted by the reporting date.

2014 Annual Report    43

Notes to the Consolidated Financial Statements

In determining the amount of current and deferred tax, the Corporation takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Corporation believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve a series of judgements about future events. New information may become available that causes the Corporation to change its judgement regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are o-set if there is a legally enforceable right to o-set current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on di-erent tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary di-erences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(p)	Earnings per share (“EPS”)

The Corporation presents basic and diluted earnings per share data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Corporation by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding for the e-ects of all dilutive potential common shares.

(q)	Segment reporting

An operating segment is a component of the Corporation that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Corporation’s other components. All operating segments’ operating results are reviewed regularly to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Corporation operates in a single reportable operating segment—the portfolio of technology solutions to the loyalty program industry.

(r)	New standards and interpretations not yet adopted

The IASB has issued the following new standards and amendments to existing standards:

•

IFRS 15, Revenue from Contracts with Customers (IFRS 15) – In May 2014, the IASB issued IFRS 15 which supersedes existing standards and interpretations including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes.

IFRS 15 introduces a single model for recognizing revenue from contracts with customers with the exception of certain contracts under other IFRSs such as IAS 17, Leases. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the expected consideration receivable in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	Identify the contract with a customer;
2.	Identify the performance obligations in the contract;
3.	Determine the transaction price;
4.	Allocate the transaction price to the performance obligations in the contract; and
5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The standard is mandatorily e-ective for annual periods beginning on or after January 1, 2017, with early adoption permitted.

•

IFRS 9, Financial Instruments (IFRS 9) – In July 2014, the IASB issued IFRS 9 (2014) that will eventually superceed the current IAS 39 Financial Instruments standard. This standard establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. It does not fully change the types of hedging relationships or the requirement to measure and recognize ine-ectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the e-ectiveness of a hedging relationship. The standard is mandatorily e-ective for annual periods beginning on or after January 1, 2018 with early adoption permitted.

44    Points International Ltd.

Notes to the Consolidated Financial Statements

•

Amendments to IAS 16, Property, Plant and Equipment and IAS 38, Intangible Assets – In May 2014, the IASB issued amendments to these standards to introduce a rebuttable presumption that the use of revenue- based amortization methods for intangible assets is inappropriate. The amendment is e-ective for annual periods beginning on or after January 1, 2016 with early adoption permitted.

The Corporation is assessing the impact of these standards and amendments on its consolidated financial statements.

4.	RESTRICTED CASH

Restricted cash of $1,573 (2013 – $1,602) is held primarily as collateral for commercial letters of credit obtained in the normal course of business.

5.	ACCOUNTS RECEIVABLE

The Corporation’s accounts receivable are comprised mainly of amounts owing to the Corporation by loyalty program partners for transactions carried out on the Points.com website, amounts owing to the Corporation by companies that perform loyalty program transactions where the Corporation is a partner in facilitating such transactions, receivables from local governments related to input-tax credits on the purchase of goods and services, and amounts charged with respect to loyalty program technical design and development fees. The amount is presented net of an allowance for doubtful accounts. Accounts receivable are comprised of:

	2014	2013
Accounts receivable	$2,341	$1,414
Allowance for doubtful accounts	(36)	(13)
Balance	$2,305	$1,401

The Corporation’s exposure to credit and currency risks related to accounts receivable is disclosed in Note 17.

6.	PREPAID EXPENSES AND OTHER ASSETS

	2014	2013
Prepaid expenses	$818	$2,161
Forward exchange contracts designated as cash flow hedges	208	–
Current portion of deferred costs	108	49
Balance	$1,134	$2,210

7.	PROPERTY AND EQUIPMENT

	Computer	Computer	Furniture	Leasehold
	Hardware	Software	& Fixtures	Improvements	Total
Cost
Balance at January 1, 2013	$1,353	$1,222	$692	$1,200	$4,467
Additions	518	288	56	117	979
Balance at December 31, 2013	$1,871	$1,510	$748	$1,317	$5,446

Balance at January 1, 2014	$1,871	$1,510	$748	$1,317	$5,446
Additions	512	56	107	79	754
Disposals / Write-O-s	(5)	–	(9)	–	(14)
Balance at December 31, 2014	$2,378	$1,566	$846	$1,396	$6,186

Depreciation and impairment losses
Balance at January 1, 2013	759	797	346	358	2,260
Depreciation for the year	475	260	151	208	1,094
Balance at December 31, 2013	$1,234	$1,057	$497	$566	$3,354

Balance at January 1, 2014	$1,234	$1,057	$497	$566	$3,354
Depreciation for the year	402	261	107	220	990
Disposals / Write-O-s	(5)		(9)		(14)
Balance at December 31, 2014	$1,631	$1,318	$595	$786	$4,330

Carrying amounts
At December 31, 2013	$637	$453	$251	$751	$2,092
At December 31, 2014	$747	$248	$251	$610	$1,856

2014 Annual Report    45

Notes to the Consolidated Financial Statements

8.	INTANGIBLE ASSETS

				Internal use
				software
	Customer	Domain	Tech-	development
	relationships	names(1)	nology	costs	Other(1)	Total
Cost
Balance at January 1, 2013	–	–	–	$8,076	$109	$8,185
Additions	–	–	–	1,157	33	1,190
Impairments / Write-offs	–	–	–	–	–	–
Balance at December 31, 2013	–	–	–	$9,233	$142	$9,375

Balance at January 1, 2014	–	–	–	$9,233	$142	$9,375
Additions	–	–	–	1,838	56	1,894
Additions acquired through acquisitions(2)	8,500	4,300	2,931	–	–	15,731
Impairments / Write-offs	–	–	–	–	–	–
Balance at December 31, 2014	$8,500	$4,300	$2,931	$11,071	$198	$27,000

Amortization and impairment losses
Balance at January 1, 2013	–	–	–	$5,329	–	$5,329
Amortization for the year	–	–	–	2,191	–	2,191
Impairments / Write-offs	–	–	–	–	–	–
Balance at December 31, 2013	–	–	–	$7,520	–	$7,520

Balance at January 1, 2014	–	–	–	$7,520	–	$7,520
Amortization for the year	74	–	244	842	–	1,160
Impairments / Write-offs	–	–	–	–	–	–
Balance at December 31, 2014	74	–	244	$8,362	–	$8,680

Carrying amounts
At December 31, 2013	–	–	–	$1,713	$142	$1,855
At December 31, 2014	$8,426	$4,300	$2,687	$2,709	$198	$18,320

(1)

Domains and Other which includes Patents and Trademarks are deemed to have an indefinite useful life and are therefore not amortized. The Company’s classification of certain intangible assets with indefinite useful lives is based on the expectation that these assets will continue to generate net cash inflows for the Company on an indefinite basis. The determination of these assets as having indefinite useful lives is based on judgment that includes an analysis of all relevant factors, including the expected usage of the asset, anticipated renewal of the licenses, the typical life cycle of the asset and anticipated changes in the market demand for the products and services that the asset helps generate.

(2)	See note 26 for Acquisition of Businesses in fiscal 2014.

During the year ended December 31, 2014, an amount of $1,198 was recognized as research and development expenses (2013: $1,388).

9.	GOODWILL

Cost
Balance at January 1, 2013	$2,580
Additions	–
Impairments	–
Balance at December 31, 2013	$2,580

Balance at January 1, 2014	$2,580
Additions[1]	4,550
Impairments	–
Balance at December 31, 2014	$7,130

1	See note 26 for additions to goodwill in 2014

Impairment testing for cash-generating units containing goodwill as at December 31, 2014

The Corporation tests cash generating units or groups of cash generating units with indefinite life intangible assets and/or allocated goodwill for impairment as at December 31 of each calendar year. When assessing whether or not there is impairment, the Corporation determines the recoverable amount of a cash generating unit based on the greater of its value in use or its fair value less costs to sell.

Value in use is estimated by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years and a terminal value. The future cash flows are based on our estimates and expected future operating results of the cash generating unit after considering economic conditions and a general outlook for the cash generating unit’s industry.

46    Points International Ltd.

Notes to the Consolidated Financial Statements

Discount rates consider market rates of return, debt to equity ratios and certain risk premiums, among other things. The terminal value is the value attributed to the cash generating unit’s operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We have made certain assumptions for the discount and terminal growth rates to reflect variations in expected future cash flows. These assumptions may di-er or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively a-ect future valuations of cash generating units and goodwill, which could result in impairment losses.

For the purposes of impairment testing of goodwill, management has determined that each partner relationship represents an individual CGU. Therefore goodwill is allocated to a CGU or group of CGUs to the extent possible and monitored at that level. The goodwill acquired from the Milepoint acquisition in 2004, being $2,580, has been allocated to the specific partner relationships acquired as part of the acquisition and management monitors goodwill for these CGUs as a group. The goodwill acquired from the PointsHound and Crew Marketing acquisition is not allocable to a single CGU and therefore is tested at the same level as the reporting segment, being Points International Ltd.

The table below is an overview of the methods and assumptions we used to determine recoverable amounts for cash generating units or groups of cash generating units with indefinite life intangible assets or goodwill that we consider significant.

(In thousands of dollars,
except years and percentages)

		Carrying
		value of
	Carrying	indefinite-life	Recoverable	Periods	Terminal	Pre-tax
	value of	intangible	amount	used	growth	discount
	goodwill	assets	method	(years)	rates %	rates %
Milepoint	2,580	–	Value in Use	3	3%	7.75%
Points International Ltd.	7,130	6,040	Value in Use	5	3%	23%

Impairment losses

We did not record an impairment charge in 2014 or 2013 since the recoverable amounts of the cash generating units exceeded their carrying values.

10.	OTHER ASSETS

Other assets of $692 (2013 – $547) include the non-current portion of certain loyalty reward currencies held by the Corporation that are used in Points.com promotional activities and the non-current portion of deferred costs. The current portion of these assets is recorded in prepaid expenses and other assets.

11.	INCOME TAXES

	2014	2013
Current Tax Expense (Recovery)
Current year	$252	$42
Prior year	$(28)	–
	$224	$42

	2014	2013
Deferred Tax Expense (Recovery)
Current year movement in recognized temporary differences and losses	2,029	1,297
Recognition of previously unrecognized tax losses	(165)	–
Utilization of previously unrecognized tax credits	–	(673)
	$1,864	$624

Total income tax expense (recovery)	$2,088	$666

Income tax recognized in other comprehensive income

For the year ended December 31,			2014			2013
In thousands of US dollars	Before	Tax	Net of	Before	Tax	Net of
	tax	benefit	tax	tax	benefit	tax
Loss on foreign exchange derivatives designated as cash flow hedges	$(779)	$206	$(573)	$(838)	$222	$(616)

Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges	767	(203)	564	442	(117)	325
	$(12)	$3	$(9)	$(396)	$105	$(291)

2014 Annual Report    47

Notes to the Consolidated Financial Statements

Reconciliation of effective tax rate

The total provision for income taxes di-ers from that amount which would be computed by applying the Canadian federal income tax rate to income before income taxes. The reasons for these di-erences are as follows:

	2014	2013
Income tax expense at statutory rate of 26.5% (2013 – 26.5%)	$1,793	$1,132
Increase (decrease) in taxes resulting from:
Tax cost of non-deductible items	275	223
Utilization of previously unrecognized tax credits	–	(673)
Recognition of previously unrecognized tax losses	(165)	–
Other di-erences	185	(16)
Income tax expense (recovery)	$2,088	$666

Recognized deferred tax assets

Deferred tax assets are attributable to the following:

		Assets
In thousands of US dollars	2014	2013

Property and equipment	$1,373	$3,581
Forward exchange contracts	111	108
Intangibles	511	1,048
Reserves	14	17
RSU	356	149
Tax losses	1,127	1,063
Deferred tax assets	$3,492	$5,966
Offset	–	–
Deferred tax assets	$3,492	$5,966

The Corporation has capital losses of $5,456 (2013 – $5,456) which can be carried forward indefinitely and are not included as part of the deferred tax asset.

The Corporation has non capital loss carry-forwards in Canada for income tax purposes in the amount of approximately $3,913. The losses may be used to reduce future years’ taxable income and expire approximately as follows:

Total
2032 – 2034	3,913
Total	$3,913

Unrecognized deferred tax assets and liabilities

Deferred tax assets and liabilities have not been recognized in respect of the following items:

	2014	2013
Tax losses	$723	$723
Net deferred tax asset	$723	$723

Temporary Differences Associated with Points International Limited Investments

The temporary di-erence associated with the investments in Points International Limited’s subsidiaries is $286. A deferred tax liability associated with these investments has not been recognized as Points International Limited controls the timing of the reversal and it is probable that the temporary di-erence will not reverse in the foreseeable future.

At December 31, 2014, a deferred tax liability of nil (2013 – nil) was recognized for taxes that would be payable on the unremitted earnings of certain subsidiaries of Points International Limited as Points International Limited has determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future.

12.	OTHER LIABILITIES

	2014	2013
Forward exchange contracts designated as cash flow hedges	$665	$445
Current portion of lease inducements	132	122
Current portion of deferred revenue	488	567
Current portion of other liabilities	$1,285	$1,134

Non-current portion of lease inducements	214	346
Non-current portion of deferred revenue	55	91
Other liabilities	$269	$437

48     Points International Ltd.

Notes to the Consolidated Financial Statements

13.	CAPITAL AND OTHER COMPONENTS OF EQUITY

Authorized with no Par Value
Unlimited common shares Unlimited preferred shares

Issued
The balance of capital stock is summarized as follows (all amounts in US dollars unless otherwise noted):

Common shares	Number	Amount
Balance December 31, 2013	15,359,903	$58,693
Exercise of stock options	50,789	242
Shares issued for acquisition of Crew (note 26)	238,393	2,788
Share capital held in trust	–	(639)
Balance December 31, 2014	15,649,085	$61,084

Common shares	Number	Amount
Balance December 31, 2012	15,168,239	$57,564
Exercise of stock options	191,664	1,631
Share capital held in trust	–	(502)
Balance December 31, 2013	15,359,903	$58,693

At December 31, 2014 all issued shares are fully paid. The holders of common shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share.

Accumulated Other Comprehensive Income (AOCI) is comprised of the unrealized gains/losses on cash flow hedges. The hedging reserve comprises the e-ective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

14.	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share:

	2014	2013
Net income for basic and diluted earnings per share available to common shareholders	$4,684	$3,606
Weighted average number of common shares outstanding – basic	15,402,258	15,241,989
E-ect of dilutive securities – share-based payments	224,801	289,155
Weighted average number of common shares outstanding – diluted	15,627,059	15,531,144
Earnings per share – reported
Basic	$0.30	$0.24
Diluted	$0.30	$0.23

a)	Basic earnings per share

Earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the year.

b)	Diluted earnings per share

Diluted earnings per share represents what the net income per share would be if instruments convertible into common shares had been converted at the beginning of the period, or at the time of issuance, if later. In determining diluted earnings per share, the average number of common shares outstanding is increased by the number of shares that would have been issued if all share options with an issue price below the average share price for the period had been exercised at the beginning of the period, or at the time of issuance, if later. The average number of common shares outstanding is also decreased by the number of common shares that could have been repurchased on the open market at the average share price for the year by using the proceeds from the exercise of share options. Share options with a strike price above the average share price for the period are not adjusted because including them would be anti-dilutive.

At December 31, 2014, 125,500 options (2013: 96,000) were excluded from the diluted weighted average number of common shares calculation as their e-ect would have been anti-dilutive.

The average market value of the Corporation’s shares for purposes of calculating the dilutive e-ect of share options was based on quoted market prices for the period during which the options were outstanding.

2014 Annual Report    49

Notes to the Consolidated Financial Statements

15.	SHARE-BASED PAYMENTS

As at December 31, 2014, the Corporation had two share-based compensation plans for its employees: a share option plan and a share unit plan.

Share option plan

Under the share option plan, employees, directors and consultants are periodically granted share options to purchase common shares at prices not less than the market price of the common shares on the day prior to the date of grant. The options generally vest over a three-year period and expire at the end of five years from the grant date. Under the plan, share options can only be settled in equity.

	December 31, 2014	December 31, 2013
Options authorized by shareholders	2,250,000	2,250,000
Less: options exercised	(1,244,713)	(1,189,000)
Net options authorized	1,005,287	1,061,000
Less: options issued & outstanding	(547,289)	(478,593)
Options available to grant	457,998	582,407

Fair value

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model. Expected volatility is generally determined by the amount the Corporation’s daily share price fluctuated over the expected life of the options. The fair value of options granted in 2014 and 2013 were calculated using the following weighted assumptions:

For the year ended December 31,	2014	2013
Dividend yield	NIL	NIL
Risk free rate	1.20%	1.14%
Expected volatility	36.63%	39.64%
Expected life of options in years	4.20	4.20

A summary of the status of the Corporation’s share option plan as of December 31, 2014 and 2013, and changes during the years ended on those dates is presented below.

	2014		2013
		Weighted		Weighted
		Average		Average
	Number of	Exercise Price	Number of	Exercise Price
	Options	(in CAD$)	Options	(in CAD$)
Beginning of year	478,593	$10.13	635,804	$8.73
Granted	126,252	30.74	154,158	15.97
Exercised	(55,713)	5.14	(259,319)	8.89
Expired and forfeited	(1,843)	23.91	(52,050)	16.49
End of year	547,289	$15.34	478,593	$10.13
Exercisable at end of year	232,748	$9.87	184,276	$6.77
Weighted average fair value of options granted		$9.54		$5.34

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
		contractual	exercise		exercise
Range of Exercise	Number of	life	price	Number of	price
Prices (in CAD$)	options	(years)	(in CAD$)	options	(in CAD$)
$0.10 to $4.99	72,893	0.22	$4.60	31,643	$4.60
$5.00 to $9.99	133,663	1.64	$8.46	98,991	$8.01
$10.00 to $14.99	72,849	1.01	$11.04	54,980	$11.05
$15.00 to $19.99	143,553	3.23	$15.97	47,134	$15.94
$20.00 and over	124,331	4.21	$30.84
	547,289			232,748

Share unit plan

On March 7, 2012 the Corporation implemented a new employee share unit plan (the “Share Unit Plan”), under which employees are periodically granted Restricted Share Units (RSUs) and Performance Share Units (PSUs). The RSUs vest either over a period of three years or in full on the third anniversary of the grant date. During 2014, 53,279 RSUs have been granted (2013 – 63,714) and 73,758 PSUs have been granted. As at December 31, 2014, 228,035 RSUs and PSUs were outstanding (2013 – 126,438).

50    Points International Ltd.

Notes to the Consolidated Financial Statements

		Weighted Average
	Number of RSUs	Fair Value (in CAD$)
Balance at January 1, 2014	126,438	$13.92
Granted	127,037	$25.54
Vested	(12,000)	$10.32
Forfeited	(13,440)	$17.35
Balance at December 31, 2014	228,035	$20.38

		Weighted Average
	Number of RSUs	Fair Value (in CAD$)
Balance at January 1, 2013	94,318	$10.91
Granted	63,714	$17.34
Vested	(11,788)	$9.74
Forfeited	(19,806)	$12.91
Balance at December 31, 2013	126,438	$13.92

Included in the table above are 73,758 PSUs which were granted to certain employees during in 2014. These PSUs vest on a graded basis over a five year period, provided that certain non-market performance metrics are met annually. The fair value of each PSU is determined at the date of grant using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days.

The fair value of each RSU, determined at the date of grant using the volume weighted average trading price per share on the TSX during the immediately preceding five trading days, is recognized over the RSU’s vesting period and charged to profit or loss with a corresponding increase in contributed surplus.

Under the Share Unit Plan, share units can be settled in cash or shares at the Corporation’s discretion. The Corporation intends to settle all share units in equity at the end of the vesting period. To fulfill this obligation, the Corporation has appointed a trustee to administer the program and will purchase shares from the open market through a share purchase trust on a periodic basis. For the year ended December 31, 2014, the Corporation made one purchase of the Corporation’s common shares for a total of 32,000 shares (2013 –34,000). As at December 31, 2014, 120,212 of the Corporation’s common shares were held in trust.

The Corporation accounts for the share-based awards granted under both plans in accordance with the fair value based method of accounting for equity settled share-based compensation arrangements per IFRS 2, Share-based Payment. The estimated fair value of the awards that are ultimately expected to vest is recorded over the vesting period as part of employment costs. The compensation cost for all share-based awards that has been charged against profit or loss and included in employment costs is $1,821 for the year ended December 31, 2014 (2013 – $1,264).

16.	OPERATING EXPENSES

Operating expenses are comprised of:

	2014	2013
O˜ce expenses	$1,118	$1,089
Travel and personnel expenses	1,844	1,533
Professional fees	1,838	1,343
Insurance, bad debts and governance	810	692
Operating expenses	$5,610	$4,657

17.	FINANCIAL INSTRUMENTS

The Corporation has exposure to the following risks from its use of financial instruments:

•	credit risk
•	liquidity risk
•	market risk

This note presents information about the Corporation’s exposure to each of the above risks, the Corporation’s objectives, policies and processes for measuring and managing risk, and the Corporation’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Corporation’s risk management framework. The Corporation’s risk management policies are established to identify and analyze the risks faced by the Corporation, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Corporation’s activities. The Corporation, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

The Corporation’s Audit Committee oversees how management monitors compliance with the Corporation’s risk management policies and procedures, and reviews the adequacy of the risk management framework in relation to the risks faced by the Corporation. The Corporation’s Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

2014 Annual Report    51

Notes to the Consolidated Financial Statements

Credit risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Corporation’s receivables from customers.

The Corporation’s cash and cash equivalents and restricted cash held as collateral also subject the Corporation to credit risk. The Corporation has term deposits, consistent with its practice of protecting its capital rather than maximizing investment yield. The Corporation manages credit risk by investing in cash equivalents and term deposits rated at A or R1 or above.

The Corporation, in the normal course of business, is exposed to credit risk from its customers and the accounts receivable are subject to normal industry risks. The Corporation usually provides various loyalty currency services to loyalty program operators which normally results in an amount payable to the loyalty program operator in excess of the amount held in accounts receivable. The Corporation also manages and analyzes its accounts receivable on an ongoing basis and hence the Corporation’s exposure to bad debts has not been significant.

The aging of accounts receivable is as follows:

	December 31, 2014	December 31, 2013
Current	$1,882	$916
Past due 31–60 days	30	142
Past due 61–90 days	175	153
Past due over 90 days	254	203
Trade accounts receivable	2,341	1,414
Less: allowance for doubtful accounts	(36)	(13)
	$2,305	$1,401

The following table provides the change in allowance for doubtful accounts for trade accounts receivable:

	2014	2013
Balance, beginning of year	$13	$56
Provision for doubtful accounts	32	2
Bad debts written o-, net of recoveries	(9)	(45)
Balance, end of year	$36	$13

The provision for doubtful accounts has been included in operating expenses in the consolidated statements of comprehensive income, and is net of any recoveries of amounts that were provided for in a prior period. The carrying amount of the Corporation’s financial assets represents its maximum exposure to credit risk.

Liquidity risk

Liquidity risk is the risk that the Corporation will encounter di˜culty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Corporation actively maintains access to adequate funding sources to ensure it has su˜cient available funds to meet current and foreseeable financial requirements at a reasonable cost. The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at December 31, 2014 and 2013:

		Contractual Cash Flow Maturities
	Carrying	Total	Within	1 year to	3 years
	Amount		1 year	3 years	and
As at December 31, 2014					beyond
Accounts payable and accrued liabilities	$6,260	$6,260	$6,260	$–	$–
Foreign exchange contracts designated as cash flow hedges	665	665	665	–	–
Payable to loyalty program partners	36,030	36,030	36,030	–	–
	$42,955	$42,955	$42,955	$–	$–

		Contractual Cash Flow Maturities
	Carrying	Total	Within	1 year to	3 years
	Amount		1 year	3 years	and
As at December 31, 2013					beyond
Accounts payable and accrued liabilities	$4,783	$4,783	$4,783	$–	$–
Foreign exchange contracts designated as cash flow hedges	445	445	445	–	–
Payable to loyalty program partners	56,111	56,111	56,111	–	–
	$61,339	$61,339	$61,339	$–	$–

Management believes that cash on hand, future cash flows generated from operations and availability of current and future funding will be adequate to repay these financial liabilities when they become due.

52    Points International Ltd.

Notes to the Consolidated Financial Statements

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates, will a-ect the Corporation’s cash flows or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Currency risk

The Corporation has customers and suppliers that transact in currencies other than the US dollar which gives rise to a risk that earnings and cash flows may be adversely a-ected by fluctuations in foreign currency exchange rates. The Corporation is primarily exposed to the Canadian dollar, the EURO and the British Pound. The Corporation enters into foreign exchange forward contracts to reduce the foreign exchange risk with respect to Canadian dollar denominated disbursements and revenues which are denominated in the EURO. Revenues earned from the Corporation’s partners based in Canada are contracted in and paid in Canadian dollars. The Corporation uses these funds to fund the Canadian operating expenses thereby reducing its exposure to foreign currency fluctuations.

As at December 31, 2014, forward contracts with a notional value of $14,427, and in a net liability position of $ 457 (2013 – $445 in liability position), with settlement dates extending to October 2015, have been designated as cash flow hedges for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement. These contracts are intended to reduce the foreign exchange risk with respect to anticipated Canadian dollar denominated expenses and EURO denominated revenue.

The change in fair value of derivatives designated in cash flow hedges is recognized in other comprehensive income, except for any ine-ective portion, which is recognized immediately in the foreign exchange gain or loss. As at December 31, 2014 and 2013, all hedges were considered e-ective. Realized gains and losses in accumulated other comprehensive income are reclassified to profit or loss in the same period as the corresponding hedged items are recognized in income. In 2014, total realized losses of $758 were reclassified to employment costs (2013 – $344 total realized losses) for Canadian dollar currency hedges and realized losses of $10 (2013 –$98 total realized losses) were reclassified to principal revenue for EURO currency hedges. The carrying amount of hedging derivatives designated in cash flow hedges that mature within one year is included in prepaid expenses and other assets and/or current portion of other liabilities.

The Corporation holds balances in foreign currencies that give rise to exposure to foreign exchange risk. In general and strictly relating to the foreign exchange (“FX”) gain or loss of translating certain non-US dollars balance sheet accounts, a strengthening US dollar will lead to a FX loss on assets and gain on liabilities and vice versa. Sensitivity to a +/- 10% movement in all currencies held by the Corporation versus the US dollar would a-ect the Corporation’s net income by $107 (2013 – $92) excluding the o-set available through the FX changes of derivatives designated in cash flow hedges. Balances denominated in foreign currencies that are considered financial instruments are as follows:

As at December 31, 2014	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		0.8599	1.5532	1.2155	1.0105
Financial assets
Cash and cash equivalents	$36,868	69	2,498	5,349	56
Restricted cash	1,573	376	–	–	–
Funds receivable from payment processors	6,691	1	768	1,516	7
Accounts receivable	2,305	592	367	58	–
	$47,437	1,038	3,633	6,923	63
Financial liabilities
Accounts payable and accrued liabilities	$6,260	3,530	447	95	–
Payable to loyalty program partners	36,030	–	2,481	5,102	25
	$42,290	3,530	2,928	5,197	25

As at December 31, 2013	USD Total	CAD	GBP	EUR	CHF
FX Rates used to translate to USD		0.9351	1.6491	1.3768	1.1233
Financial assets
Cash and cash equivalents	$64,188	490	1,812	4,431	47
Restricted cash	1,602	376	–	–	–
Funds receivable from payment processors	9,071	1	625	1,675	6
Accounts receivable	1,401	348	266	–	–
	$76,262	1,215	2,703	6,106	53
Financial liabilities
Accounts payable and accrued liabilities	4,783	3,502	288	3	–
Payable to loyalty program partners	56,111	–	2,270	5,427	18
	$60,894	3,502	2,558	5,430	18

2014 Annual Report    53

Notes to the Consolidated Financial Statements

Interest rate risk

The Corporation does not believe that the results of operations or cash flows would be a-ected to any significant degree by a sudden change in market interest rates, relative to interest rates on the investments, owing to the short-term nature of the investments.

Determination of fair value

For financial assets and liabilities that are valued at other than fair value on the consolidated balance sheets: funds receivable from payment processors, security deposits, accounts receivable, accounts payable and accrued liabilities and payable to loyalty program partners, fair value approximates their carrying value at December 31, 2014 and 2013 due to their short-term maturities.

Fair value hierarchy

The Corporation has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies, as disclosed below.

However, considerable judgment is required to develop certain of these estimates. Accordingly, these estimated values are not necessarily indicative of the amounts the Corporation could realize in a current market exchange. The estimated fair value amounts can be materially a-ected by the use of di-erent assumptions or methodologies. The methods and assumptions used to estimate the fair value of each class of financial instruments are discussed below.

The table below analyzes financial instruments carried at fair value, by valuation method. The di-erent levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities
•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Quoted market prices for an identical asset or liability represent a Level 1 valuation. When quoted market prices are not available, the Corporation maximizes the use of observable inputs within valuation models. When all significant inputs are observable, the valuation is classified as Level 2. Valuations that require the use of significant unobservable inputs are considered Level 3. The fair value of financial assets and financial liabilities measured at fair value in the consolidated balance sheet as at December 31, 2014 and 2013 are as follows:

2014	Level 1	Level 2	Level 3	Total
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$–	$208	$–	$208
Investment in China Rewards	–	–	5,000	5,000

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	–	(665)	–	(665)
	$–	$(457)	$5,000	$4,543

2013	Level 1	Level 2	Level 3	Total
Assets:
Foreign exchange contracts designated as cash flow hedges(i)	$–	$–	$–	$–
Investment in China Rewards	–	–	3,500	3,500

Liabilities:
Foreign exchange contracts designated as cash flow hedges(i)	–	(445)	–	(445)
	$–	$(445)	$3,500	$3,055

(i)	The carrying values of the Corporation’s forward contracts is included in prepaid expenses and other assets and current portion of other liabilities in the consolidated balance sheets.

54       Points International Ltd.

Notes to the Consolidated Financial Statements

18.	GUARANTEES, COMMITMENTS AND CONTINGENCIES

	Total	Year 1	(3)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$1,719	$719		$660	$330	$10	$–
Principal revenue(2)	640,405	166,422		138,968	121,215	101,800	112,000
	$642,124	$167,141		$139,628	$121,545	$101,810	$112,000

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.

(2)

The Corporation guarantees a minimum level of purchase of points/miles, for each contract year, over the duration of the contract term between the Corporation and loyalty program partner. Management evaluates each guarantee at the end of each contract year, to determine if the guarantee was met for that respective contract year.

(3)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

The Corporation leases o˜ce premises, equipment and services under operating leases. The leases typically run for a period of 1 to 7 years, with an option to renew the lease after that date. During the year ended December 31, 2014 an amount of $721 was recognized as an expense in profit or loss in respect of operating leases (2013 : $704).

19.	DETERMINATION OF FAIR VALUES

A number of the Corporation’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(i)	Intangible assets

The fair value of the intangible assets, including customer relationships, acquired technology, domain names, trademark, patents, and internally use software development costs, is based on the present value of expected future cash flows, or using other judgments and estimates, expected to be derived from the use and eventual sale of the assets.

(ii)	Goodwill

The fair value of goodwill is based on the discounted cash flows, less impairment, that are expected to be derived from product o-erings of specific contractual arrangements and the partner relationships.

(iii)	Derivatives

The fair value of forward exchange contracts is based on valuations received from the derivative counterparty, which management evaluates for reasonability. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of the Corporation and the derivative counterparty when appropriate.

(iv)	Long-term investment

The fair value of the investment in China Rewards is based on a discounted cash flow approach.

20.	CAPITAL DISCLOSURES

The Corporation defines its capital as shareholders’ equity that includes share capital, contributed surplus, accumulated other comprehensive income and accumulated deficit. The amounts included in the Corporation’s capital are as follows:

	2014	2013
Shareholders’ equity	$41,217	$32,547

The Corporation’s financial strategy is designed and formulated to maintain a flexible capital structure to allow the Corporation the ability to respond to changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may issue additional debt or issue debt to replace existing debt with similar or di-erent characteristics. The Corporation’s financing and refinancing decisions are made on a specific transaction basis and depend on such things as the Corporation’s needs, and market and economic conditions at the time of the transaction. The Corporation may invest in longer or shorter term investments depending on eventual liquidity requirements. The Corporation does not have any externally imposed capital compliance requirements other than restricted cash. There were no changes in the Corporation’s approach to capital management during the year.

2014 Annual Report 55

Notes to the Consolidated Financial Statements

21.	SUPPLEMENTAL CASH FLOW INFORMATION

Changes in non cash balances related to operations are as follows:

	2014	2013
Decrease in funds receivable from payment processors	$2,380	$986
Decrease in security deposits	–	2,780
(Increase) decrease in accounts receivable	(877)	511
Decrease (increase) in prepaid expenses and other assets	1,097	(1,270)
(Increase) decrease in other assets	(145)	70
Increase in accounts payable and accrued liabilities	562	110
(Decrease) increase in other liabilities	(17)	239
(Decrease) Increase in payable to loyalty program partners	(20,081)	11,199
	$(17,081)	$14,625

22.	OPERATING SEGMENT

The Corporation provides technology solutions to the loyalty program industry and is organized and managed as a single operating segment with its operating results reviewed by the Corporation’s chief executive o˜cer, the chief operating decision maker.

Enterprise-wide disclosures Geographic information

	2014	2013
Revenue
United States	$218,445	$165,469
Europe	32,060	34,144
Canada and other	4,484	2,757
	$254,989	$202,370
Revenue
United States	86%	82%
Europe	13%	17%
Canada and other	1%	1%
	100%	100%

Revenues earned by the Corporation are generated from sales to loyalty program partners directly or from sales directly to members of loyalty programs which the Corporation partners with. Revenue by geographic region are shown above and are based on the country of residence of each of the Corporation’s loyalty partners. At December 31, 2014 and 2013, substantially all of the Corporation’s assets were in Canada.

Dependence on loyalty program partners

For the year ended December 31, 2014, there were four (2013 – four) loyalty program partners for which sales to their members individually represented more than 10% of the Corporation’s total revenue. In aggregate these four partners represented 81% (2013 – 83%) of the Corporation’s total revenue.

23.	RELATED PARTIES

A member of the Corporation’s Board of Directors is the President of Ariad Custom Publishing Limited (“Ariad”). The Corporation has entered into a twelve month agreement with Ariad whereby Ariad provides, e-ective January 1, 2014, digital marketing software to the Corporation. The Corporation may terminate the agreement by providing 60 days written notice. For the year ended December 31, 2014, the Corporation has paid Ariad $137 for the use of the digital marketing software. The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Key management personnel compensation

In addition to their salaries, the Corporation also provides non-cash benefits to directors and executive o˜cers. Directors and executive o˜cers participate in the Corporation’s share-based compensation plans (see Note 15). Certain executive o˜cers are subject to a mutual term of notice of 12 months. Upon resignation at the Corporation’s request, they are entitled to termination benefits up to 12 months’ gross salary, depending on the number of years completed as an executive o˜cer.

Key management personnel compensation comprised the following:

In thousands of Canadian dollars
	2014	2013
Short-term employee salaries and benefits	$2,632	$1,941
Share-based payments	1,352	911
	$3,984	$2,852

56    Points International Ltd.

Notes to the Consolidated Financial Statements

24.	CORPORATE ENTITIES

As at December 31, 2014, the Corporation has the following wholly-owned subsidiaries:

	Country of
	incorporation	Ownership interest
		2014	2013
Points.com Inc.	Canada	100%	100%
Points International (US) Ltd.	U.S.A.	100%	100%
Points International (UK) Ltd.	U.K.	100%	100%
Points Development (US) Ltd.	U.S.A.	100%	–

25.	INVESTMENT IN CHINA REWARDS

In 2013, the Corporation entered into a binding agreement to make a minority investment, up to $5,000, in China Rewards, a domestic Chinese retail coalition loyalty program start-up based in Shanghai, People’s Republic of China. The investment was agreed to be made in a series of tranches, subject to certain milestones being met.

As at December 31 2014, and based on the completion of milestones that were to be met by China Rewards, the Corporation has made an investment of $5,000 in China Rewards, of which $1,500 was invested in 2014 and $3,500 was invested in 2013. This investment is classified as an available-for-sale security and measured at fair value on the consolidated balance sheets with changes in fair value recorded in other comprehensive income.

26.	ACQUISITION OF BUSINESSES

Accruity Inc.

On April 22, 2014, the Corporation purchased 100% of the common and preferred shares of Accruity Inc. (‘Accruity’) for cash consideration of $2,000. The Corporation has withheld $100 in consideration of undisclosed liabilities at the date of acquisition. In addition, the Corporation is obligated to pay $375 of the purchase price within one year of the date of acquisition. Accruity is the San Francisco based start-up operator of the PointsHound loyalty-based hotel booking service, and the acquisition of Accruity will help the Corporation progress on its long term growth objectives.

The acquisition has been accounted for using the acquisition method in accordance with IFRS 3, Business Combinations (“IFRS 3”) with the results of operations consolidated with those of the Corporation e-ective April 22, 2014 and contributing incremental revenue of $22 and an operating loss of $958 (including acquisition transaction costs of $152) for the year ended December 31, 2014. If the acquisition had occurred on January 1, 2014, the Corporation’s revenue would have been $48 higher and operating income would have been $101 lower.

In the acquisition of Accruity, goodwill represents the expected operational synergies to help broaden the Corporation’s customer facing product suite and/or intangible assets that do not qualify for separate recognition. The goodwill is not tax deductible. The technology asset is being amortized over 3 years.

On May 9, 2014, a Certificate of Amendment of the Certificate of Incorporation was filed changing the name of Accruity Inc. to Points Development (US) Ltd.

The total consideration and calculation of goodwill in the acquisition of Accruity is shown below:

Accruity Inc.
Cash	$1,525
Holdback	475
Total consideration	$2,000

Fair value of consideration transferred	$2,000

Current assets	62
Technology	731
Current liabilities	(192)
Deferred tax liability	(50)
Fair value of net identifiable assets acquired and liabilities assumed	551
Goodwill	$1,449

Acquisition of Crew Marketing International, Inc.

On December 22, 2014, the Corporation purchased substantially all of the assets of Crew Marketing International, Inc. (‘Crew Marketing’) for total consideration of $17,538. The consideration included $14,500 of cash consideration paid on the acquisition date. The Corporation has withheld $250 to be paid upon specific conditions being met, and the acquisition also included restricted share consideration equal to $2,788 held in escrow and to be paid 18 months from the date of acquisition. Crew Marketing provided technological and commercial applications to power loyalty commerce solutions for the United Airlines MileagePlus loyalty program, and as a result of the acquisition, the Corporation owns these applications and will be the provider of loyalty commerce solutions to United Airlines. The Corporation anticipates that it will leverage its existing experience in the loyalty commerce industry to generate additional transactional volume for the members of the United MileagePlus program.

2014 Annual Report    57

Notes to the Consolidated Financial Statements

The acquisition has been accounted for using the acquisition method in accordance with IFRS 3, Business Combinations (“IFRS 3”) with the results of operations consolidated with those of the Corporation e-ective December 22, 2014 and contributing incremental revenue of $64 and an operating loss of $392 (including acquisition transaction costs of $444) for the year ended December 31, 2014. If the acquisition had occurred on January 1, 2014, the Corporation’s revenue would have been $6,227 higher and operating income would have been $3,707 higher.

The total consideration and calculation of goodwill in the acquisition of Crew Marketing is shown below:

Crew Marketing International, Inc.
Cash	$14,500
Holdback	250
Equity consideration	2,788
Total consideration	$17,538

Fair value of consideration transferred	$17,538

Customer relationship	8,500
Domain names	4,300
Technology	2,200
Deferred tax liability	(563)
Fair value of net identifiable assets acquired and liabilities assumed	14,437
Goodwill	$3,101

Goodwill represents the expanded growth of the existing business with the United Airlines MileagePlus loyalty user base and the ability to promote technologies and applications to the existing customer base and/or intangible assets that do not qualify for separate recognition.

The goodwill is tax deductible. The customer relationship is being amortized over 10 years, the proprietary technology is being amortized over 3 years, and domain names are considered an asset with indefinite useful life and are not being amortized.

The finalization of the above purchase price allocation is pending the determination of the finalization of the fair value for taxation-related balances and for potential unrecorded liabilities. The Corporation expects that this will be finalized by the fourth quarter of 2015.

27.	SUBSEQUENT EVENT

On February 4, 2015, the Board of Directors of the Corporation approved a plan to repurchase the Corporation’s common shares. The Corporation has been informed that the Toronto Stock Exchange (“TSX”) has accepted its notice of intention to make a normal course issuer bid to repurchase up to 782,504 of its common shares (the “Repurchase”), representing approximately 5% of its 15,650,085 common shares issued and outstanding as of February 25, 2015.

The primary purpose of the Repurchase is purchases for cancellation. Repurchases will be made from time-to-time at the Corporation’s’ discretion, based on ongoing assessments of the Corporation’s’ capital needs, the market price of its common shares, general market conditions and other factors. Repurchases may be e-ected through the facilities of the TSX, the NASDAQ Capital Market (“NASDAQ”) or other alternative trading systems in the United States and Canada. The actual number of common shares purchased and the timing of such purchases will be determined by management considering market conditions, stock prices, its cash position, and other factors.

58    Points International Ltd.

Leadership Team

Rob MacLean Chief Executive Officer	Christopher Barnard President	Peter Lockhard Chief Operating Officer	Anthony Lam Chief Financial Officer	Dave Simons Chief Technology Officer

Rob has served as Points’ CEO since co-founding the company in 2000. His vision has pioneered and delivered a suite of innovative technology solutions, earning a growing number of partnerships with the world’s leading loyalty programs. Prior to founding Points, Rob spent 12 years in leadership roles in the airline and loyalty industry.	Co-founder of Points and its President since 2000, Christopher is paving new ground with the further innovation of the Points Loyalty Commerce Platform. In 1998 he co-founded Canada’s first internet business incubator, Exclamation International, from which Points was created. He initiated the team of innovators that grew Points into an international company with over 150 employees.	Peter has been a key leadership team member since joining Points in January 2005. He currently leads a senior business team responsible for Relationship Management, Marketing, and Business Performance & Growth. Peter has extensive senior management experience in the IT and marketing services industries, and is a business advisor and CEO mentor for several Toronto-based businesses.	Anthony joined Points in 2007 with over a decade of senior public company financial experience in the software, internet and technology licensing sectors. With a long-standing background in analytics, taxation and capital markets, Anthony’s list of accomplishments includes successful merger and acquisition activity, capital fundraising and obtaining public listings on the Toronto, London and NASDAQ public exchanges.	Dave has been designing and delivering innovative high- performance infrastructures, consumer facing services, SaaS and licensed software for over 20 years. Before coming to Points in July 2009, he reinvented in-game advertising for casual gaming as CTO and Chief Architect of NeoEdge. He is a sought-out expert on software engineering and Agile and has worked in Silicon Valley, New York, Waterloo and England.

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Leadership Team

Peter Doulas Vice President, Product Management	Jay Malowney Senior Vice President, Partner Relationships	Inez Murdoch Chief People Officer	Martin Tongue Senior Vice President, Global Business Development

Peter joined Points in 2012 to develop innovative products and lead the team of scrum masters and product managers that bring them to life. His experience includes product management and business leadership roles at Microsoft and ATI Tech, and a consultant role at Mercer. Peter holds degrees from Queen’s University and the Massachusetts Institute of Technology.	Jay ensures that Points continually exceeds our Partners’ expectations. He has more than 20 years of experience in the loyalty sector building and managing strategic partnerships and delivering loyalty marketing strategies. Previously, for 14 years he held various senior roles at LoyaltyOne (Air Miles Reward Program), most recently leading their successful expansion into the Brazilian marketplace with the Dotz coalition loyalty program.	Inez leads the charge on strategies to attract and retain results-orientated, entrepreneurial, collaborative team players with a passion for loyalty. She ensures that Points has leading employer practices to support a team creating innovative products and services for industry partners. Inez previously held senior HR positions in the technology and financial sectors. She holds an undergraduate degree from Western University and an MBA from Queen’s University.	Born and raised in Sydney, Australia, Martin joined Points in 2006 and leads the Global Business Development team. He has more than 18 years of experience in loyalty program management, partnership strategy and business development. Before he was negotiating some of Points’ largest partner acquisitions, Martin held management and consulting roles with British Airways, Qantas Airways, Jetstar Australia and Starwood Hotels and Resorts.

60    Points International Ltd.

Corporate Information

BOARD MEMBERS	LEADERSHIP TEAM	BUSINESS DEVELOPMENT	ANNUAL MEETING
Bernay Box (Chairman)	Rob MacLean	partnerships@points.com	May 5, 2015
Christopher Barnard	Chief Executive O˜cer		Hyatt Regency Toronto
Michael Beckerman		CORPORATE GOVERNANCE	370 King Street, Studio “B”
Douglas Carty	Christopher Barnard	Information regarding the	Toronto ON M5V 1J9
Bruce Croxon	President	Corporation’s corporate governance
Rob MacLean		policy and practices can be found	ADDRESS
John Thompson	Peter Lockhard	in the Corporation’s Management	171 John Street, 5th Floor
	Chief Operating O˜cer	Information Circular.	Toronto, ON M5T 1X3
AUDIT COMMITTEE			Phone: (416) 596.6370
Douglas Carty (Chairman)	Anthony Lam	AUDITORS	Fax: (416) 595.6444
Bernay Box	Chief Financial O˜cer	KPMG LLP
John Thompson			CONSUMER WEBSITE
	Dave Simons	INVESTOR RELATIONS	www.points.com
HRCG COMMITTEE	Chief Technology O˜cer	Anthony Lam
John Thompson (Chairman)		anthony.lam@points.com	INVESTOR RELATIONS
Bernay Box	Peter Doulas	(416) 596.6382	www.pointsinternational.com
Bruce Croxon	Vice President,
	Product Management	TRANSFER AGENT
Computershare Trust Company
	Jay Malowney	of Canada
Senior Vice President,
	Partner Relationships	LISTING
Toronto Stock Exchange (PTS)
	Inez Murdoch	Nasdaq Stock Exchange (PCOM)
Chief People O˜cer

Martin Tongue
Senior Vice President,
Global Business Development

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